



07027600

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Merafe Resources Ltd

*CURRENT ADDRESS 1st Floor, Block B
Sandton Place
68 Wierda Road East
Wierda Valley
Sandton, South Africa 2196

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 31 2007
THOMSON FINANCIAL

FILE NO. 82- 35725 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
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OICF/BY: EBS

DAT : 10/29/07

Contents

- Reporting Scope
- The Year in Brief
- Company Profile
- Chairman's Letter to Shareholders
- Chief Executive Officer's Review
- Directorate
- Sustainable Development Report
- Annual Financial Statements

Our Goals

- To ensure that our interests in the ferrochrome industry are profitable and sustainable.
- To diversify into other commodities.

FACT: Stainless steel is used in food production and storage, the pumping and storage of acids, gas and oil, the storage and desalination of water, architecture and medical applications. Not only is stainless steel corrosion resistant, it is easy to clean, hygienic and imparts no taste. The chrome content provides these qualities.



Reporting Scope

Merafe Resources Limited (Merafe Resources or the Company) has set out to report comprehensively on its economic, environmental and social performance in this annual report.

Merafe Resources' financial year is from January to December. This report reviews the results for the calendar and financial year ended 31 December 2005. The last annual report was released in June 2005.

This report has been prepared using the Global Reporting Initiative's (GRI) Guidelines as a framework.

The GRI, an independent international institution, has developed an international framework for defining, measuring and rigorously reporting on economic, environmental and social performance. This framework has been designed to provide comprehensive information to stakeholders of an organisation on the economic, social and environmental performance that make up its triple bottom line. A full GRI Index is included on page 70. All aspects of the GRI guidelines have been addressed.

The business principles and practices described in the report can be verified by referring to board minutes and established policies and standards (both written and unwritten).

Independent auditors report on the financial data presented in terms of International Financial Reporting Standards (see page 37).

For additional information on the report contact Bruce McBride, Commercial Director (bruce@meraferesources.co.za) or Lindiwe Montshiwagae (lindiwe@meraferesources.co.za).

For additional information on financial aspects contact Stuart Elliot, Finance and New Business Director (stuart@meraferesources.co.za), on environmental and technical aspects contact Zed van der Walt, Technical Director (zed@meraferesources.co.za).

The Year in Brief

In July 2005 Merafe Resources' share of the EBITDA of the Xstrata-Merafe Chrome Venture (the Venture) increased from 11% to 14%.

In November 2005 Merafe Resources further increased its interest in the Venture to 17%. This increase was as a result of Merafe Resources' acquisition from Samancor of a 50% participation interest in the Xstrata-Samancor Wonderkop Joint Venture, 50% interest in the Kroondal reserves and 26% interest in the Marikana reserves (the Wonderkop Acquisition), which were contributed to the Venture.

Merafe Resources' net profit increased by R21 million year-on-year to R41.707 million.

Merafe Resources concluded an agreement with Xstrata South Africa (Pty) Limited (Xstrata) for a 20.5% participating interest in Project Lion, a 360 000 tonne per annum smelter at Steelpoort, in the Lydenburg district of Mpumalanga Province.

The Company successfully raised R554 million by means of a fully underwritten rights offer to fund the Wonderkop Acquisition and its 20.5% participation in Project Lion.

Merafe Resources was ranked first in the Resources Sector of the Financial Mail's Top Empowerment Companies Survey and was again included in the JSE SRI Index.



The Project Lion plant under construction.

FACT: Not only is stainless steel corrosion resistant it has no coating that can break down and dissolve. As a result it will not contaminate liquids. This makes it an ideal material for pipes, pumps and valves.

Company Profile

Merafe Resources Limited (Merafe Resources), established in 1987, is listed on the JSE Limited (JSE) under the share code MRF in the 'General Mining' sector.

The Xstrata-Merafe Chrome Venture (the Venture) was established on 1 July 2004 as a result of an agreement concluded between Merafe Resources and Xstrata South Africa (Pty) Limited, a wholly-owned subsidiary of Xstrata plc (a diversified mining group listed on the London and Swiss stock exchanges with a meaningful position in six major international commodity markets: copper, coking coal, thermal coal, ferrochrome, vanadium and zinc).

In terms of the agreement both companies pooled and shared their ferrochrome operations to form the largest ferrochrome producer in the world and this secured Merafe Resources' participation in the combined earnings of the Venture.

Xstrata-Merafe Chrome Venture

- Production capacity 1 930 kt
- 20 furnaces
- Six operating mines
- Five production sites
- Resources to last in excess of 38 years, assuming current smelting capacity

Group Structure

Merafe Resources Limited

100%

Merafe Chrome & Alloys (Pty) Limited

[illegible]

Merafe Ferrochrome & Mining (Pty) Limited



Shareholding as at 31 December 2005

- Royal Bafokeng Resources 32.04%
- The Industrial Development Corporation 24.33%
- Allan Gray 10.38%
- Minorities 33.25%


c/share
JA
FE
MA
AP
MA
JN
JU
AU
SE
OC
NO
DE

Merafe Resources Limited share price (close), daily 01.01.2005 - 31.12.2005

Initially, Merafe Resources' interest in the Venture was 11% of EBITDA (earnings before interest, tax, depreciation and amortisation). On 16 November 2005 its interest in the Venture had increased to 17% of EBITDA and it will further increase to 20.5% of EBITDA on 1 July 2006.

During the 18 months that the Venture has been operating, significant operational efficiencies have been achieved through the transfer of best operational practice, the optimisation of ore feed from the reserves of the two parties and the introduction of new technology.

Merafe Resources Growth Since 2004



11%
+3%
+3%
+3.5%
20.5%

Merafe Resources has the right to increase its interest to 26% over time (by investing in a greater than pro rata share of the second and third phase of Project Lion).

Merafe Resources' Assets*

Ownership	Assets
100%	**Boshoek plant** Capacity 240 Kt/a FeCr - two closed furnaces and an Outokumpu sinter plant, Boshoek, Rustenburg ***Horizon mine***, *Pilanesburg* **Boshoek mine**, Boshoek, Rustenburg **Kenana UG2 concentrator plant** - produces feedstock for the Boshoek plant, Rustenburg
50%	**Wonderkop Joint Venture** Capacity 190 Kt/a FeCr - two semi-closed furnaces and a pelletiser
50%	**Kroondal mine** (underground and opencast mining), Rustenburg
26%	***Marikana mine***, *Rustenburg*
20.5%	**Project Lion** First phase due to be completed by third quarter 2006 *Plant capacity 360Kt - two Premus kilns and two closed furnaces* **Helena mine**, Steelpoort

* *All the assets of Merafe Resources are owned through its wholly-owned subsidiary Merafe Ferrochrome and Mining (Pty) Limited. They have been pooled together with Xstrata Alloys' ferrochrome assets in the Xstrata-Merafe Chrome Venture.*

Chairman's Letter to Shareholders

Dear Shareholders

On behalf of the Board of Directors I am pleased to present to you the annual report of Merafe Resources for the financial year ending 31 December 2005.

This year Merafe Resources enjoyed its second profitable year, with profits increasing by R21 million from R20,7 million for the nine months to 31 December 2004 to R41,7 million for this financial year.

During the first six months of the year Merafe Resources shared in 11% of the earnings before interest, tax, depreciation and amortisation (EBITDA) of the Xstrata-Merafe Chrome Venture (the Venture). From 1 July 2005, its share in the EBITDA of the Venture increased to 14%. In November 2005, following the acquisition of Wonderkop, which is covered in the Chief Executive Officer's Review, Merafe Resources' share of the Venture's EBITDA increased by a further 3% to 17%. On 1 July 2006 Merafe Resources' share in the EBITDA of the Venture increases to 20.5%.

In our circular to shareholders issued on 24 October 2005, we announced that we would be proceeding with a fully underwritten rights offer in order to raise R554 million in equity and had secured R300 million of debt to fund the Wonderkop acquisition and our participation in Project Lion. We were successful in raising both the equity and the debt funding.

During the year the Venture began achieving the synergies that were originally anticipated from the sharing of operational expertise and technological diversity.

The Merafe Resources management team is closely involved in the Venture's operations through the Joint Board and the Executive Committee formed to manage the combined operations of the Venture.

Recognition of our commitment to Black Economic Empowerment, Sustainability and Corporate Governance

I am very pleased that the Company's efforts towards Black Economic Empowerment were recognised when it was ranked first in the Resources Sector, and seventeenth overall, in the Financial Mail's Survey of Top Empowerment Companies in 2005. To assess the empowerment status of companies the survey looked at ownership, management, employment equity, skills development, preferential procurement, enterprise development and corporate social investment.

In addition we have once again met the criteria for the FTSE/JSE SRI (Socially Responsible Investment) Index and have been selected to participate in the Index for the third consecutive year. The Index measures the policies, performance and reporting of

South African Rand has strengthened almost 100% since 2002 against the US$

The Kazakh Tenge and Indian Rupee (South Africa's main competitors in chrome) have been more stable against the US$



Jan '02 - Jan '06 (Indexed)
ZAR/USD
INR/USD
KZT/USD

Source: CRU

FACT: Stainless steel plays an increasingly important role in making water available to a growing world population. Before stainless steel urban development in the desert was limited to the few places with access to fresh water. Nowadays stainless steel has made the desalination of seawater possible and cities have blossomed on the coasts of deserts.

companies in relation to the three elements that make up the triple bottom line: environmental, economic and social sustainability.

Strategy to maintain competitiveness

The South African ferrochrome industry's competitiveness has been negatively affected by a number of factors. In particular, the strengthening of the Rand against the US Dollar has had a negative impact on the industry's competitiveness. The Rand has strengthened almost 100% since 2002 and since the second half of 2005 has strengthened 12%. In contrast the currencies of our competitors in Kazakhstan and India have remained relatively weak against the US Dollar.

At the same time South African ferrochrome production costs have been negatively affected by the above inflation escalation of energy costs; the global price volatility of metallurgical reductants such as coking coal; and the country's ailing logistics infrastructure, which has been negatively affected by strong demand and delayed investment. In addition

Volatile coke pricing

Jan '02 - Jan '06 (Indexed) Average FOBT Price ex-China


10.5% Ash
12.5% Ash
$440
$67
$145
Source: Glencore

Chromite Reserves

	Mill t	in %	Rank
Total	7,600	100.0	
South Africa	5,500	72.4	1
Zimbabwe	930	12.2	2
Kazakhstan	320	4.2	3
Finland	120	1.6	4
India	67	0.9	5
Turkey	20	0.3	6
Brazil	17	0.2	7
Others	626	8.2	8

Source: Minerals Bureau

FACT: Xstrata Merafe Chrome Venture

- 20 furnaces
- 6 operating mines
- [illegible] 30 [illegible] in production capacity



the relatively poor sizing ratio of South African chrome ore means that 75% of our chromite requires agglomeration.

Charge Chrome (Cr) Price
Benchmark Chrome Price

Year	Quarter	Charge Cr Price*) US$/lb
2003	Q1	0.34
	Q2	0.41
	Q3	0.47
	Q4	0.50
2004	Q1	0.57
	Q2	0.69
	Q3	0.70
	Q4	0.73
2005	Q1	0.73
	Q2	0.78
	Q3	0.73
	Q4	0.68
2006	Q1 - a	0.63
	Q2 - a	0.70
	Q3 - f	0.72
	Q4 - f	0.75

Source: Heinz H. Pariser
Alloy Metals Steel Market Research

*) South African Producer Price
a - actual
f - forecast

To overcome these disadvantages and remain competitive, South African producers need to reduce their costs. During 2005 the Venture, despite lower production volumes, contained its operating costs and unit costs fell by 2% a tonne in comparison with 2004 costs.

In the future the capital projects and process innovation currently under way will move the Venture back down the cost curve and further increase its competitiveness.

Future Prospects for the Ferrochrome Industry

We have forecast that the first half of 2006 will see downward pressure on ferrochrome prices, which have already declined 19% since the second quarter of 2005. The strengthening of the Rand against the US Dollar by 12% during this period has also exacerbated the situation.

The second quarter of 2006 saw a recovery in ferrochrome prices to 70 US cents per pound, while the Rand continued to strengthen against the US Dollar.

South African capacity utilisation rates drop to 60% in Q3 2005 as a result of extensive output restrictions


SA Ferrochrome Production (000 tonnes)
Capacity Utilisation Rate, %
Forecast

Source: CRU

We continue to pursue our strategy to grow our business through diversifying into resources other than ferrochrome and expect to be in a position to make announcements in this regard in the near future.

Board and Management

There were a number of changes to the Board during this financial year. Lebo Mogotsi and Zanele Matlala, who both joined the Board on 1 April 2005, have already made a significant contribution to our deliberations. During the year we said farewell to Reinier Meyjes and Dr. Todor Vlajcic. Their considerable experience in the chrome industry was invaluable to the Board during the start-up phase of our operations.

Lindiwe Montshiwagae joined our head office management team during 2005. Her areas of responsibility include corporate finance and investor relations.

I thank the Board and our staff for their support and dedication in working towards the achievement of our goals.

Chris Molefe
Non-Executive Chairman

Chief Executive Officer's Review

Review of Results

Currently, the income of Merafe Resources is derived from its participation in the Xstrata-Merafe Chrome Venture (the Venture). From January to June 2005 it shared in 11% of the EBITDA of the Venture. From July 2005 its share in the EBITDA increased to 14%. Then in November 2005, following the Wonderkop Acquisition and the incorporation of these assets into the Venture, the Merafe Resources share in the EBITDA increased to 17%. In terms of the agreement with Xstrata the Company's share in the Venture's EBITDA will increase to 20.5% in July 2006.

Merafe Resources' net profit for the 12 months ended 31 December 2005 increased by R21 million year-on-year to R41,707 million. After a positive first six months the 13% decline in ferrochrome prices, combined with an 8% strengthening of the Rand against the US Dollar and standing charges from the temporary closure of seven furnaces, resulted in a disappointing second half of the year under review.

Review of Operations

The integration of the chrome operations of Merafe Resources and Xstrata into the world's largest ferrochrome producer, which commenced in July 2004, is achieving the anticipated synergies from the sharing of operational expertise, management and technological diversity.

As at 16 November 2005 the ferrochrome capacity of the Venture increased from 1.42 million tonnes to 1.6 million tonnes as a result of the Wonderkop Acquisition. When Project Lion is commissioned, which is expected to take place in the third quarter of 2006, the Venture's capacity will increase to 1.93 million tonnes.

Operating costs

During 2005 operating costs were contained, despite lower production volumes. Unit costs fell by 2% per tonne in real terms compared with 2004 costs. This reduction in costs was as a result of lower coke prices, improved furnace efficiencies achieved through higher pellet availability and mechanical improvements at the Boshoek plant.

Plants

The higher pellet availability achieved through improved performance at the Venture's Rustenburg pelletising plant and the increased availability of Outokumpu pellets from the Boshoek plant, resulted in better efficiencies and an overall reduction in raw material requirements. By selecting to carry out planned maintenance on seven of its furnaces during the 2005 winter months, the Venture avoided the higher winter energy costs.

These temporary closures had no material effect on the financial performance of the Venture. Most of these furnaces were back in operation by the fourth quarter of the year.

The modifications made to the Boshoek furnaces during the winter shutdown have resulted in increased production volumes, a significant reduction in operating costs and exceptional stability.

Five of the Venture's furnaces were temporarily suspended in 2006 until market conditions improve. These include two furnaces at Wonderkop, two at Rustenburg and one at Boshoek. These furnaces will be put back into production as and when market conditions dictate.

Mines

The Thorncliffe mining complex in Mpumalanga Province continued to be the best performing and lowest cost producer of the Venture's chrome mines. This mining complex is being expanded through the development of the Helena mine, which will supply ore to the new Lion ferrochrome smelter.

Underground production from the Kroondal mine, in particular after the acquisition of the Marikana reserves, made production from the lower quality opencast operations at Kroondal and Boshoek temporarily superfluous.

Horizon mine was refurbished between July and December 2005 with the aim of improving yields and reducing production costs

Market Review of the Ferrochrome Industry

The strong growth in stainless steel melt production during the first half of 2005, which accounts for approximately 80% of global ferrochrome consumption, resulted in ferrochrome prices rising to 78 US cents a pound during the second quarter of the year.

Operations:
Xstrata-Merafe Chrome Venture



Lydenburg
North West
Mpumalanga
Maputo
Rustenburg
JHB
Gauteng
Free State
KwaZulu-Natal

1 Horizon mine
2 Rustenburg smelter
3 Wonderkop smelter
4 Thorncliffe & Helena mine
5 Rietvlei Silica mine
6 Lydenburg smelter
7 Waterval mine
8 Kroondal mine
9 Boshoek smelter
10 Project Lion
11 Boshoek mine

Charge Chrome Price


2004

Source: Heinz H. Pariser

Stainless Steel Supply and Demand


Actual
Forecast
Supply
Demand

Source: Heinz H. Pariser

Stainless Steel Melt Production

2005	2006 Forecast				
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
24,799	6,349	6,864	6,527	6,960	26,700

Source: Heinz H. Pariser

Then, in the second half of the year high nickel prices reduced the demand for stainless steel, which translated into a slow-down in stainless melt production. This in turn reduced the demand for ferrochrome and put ferrochrome prices under pressure.

The base price for ferrochrome was reduced by five cents a quarter for the final two quarters of the year, ending the year at 68 US cents a pound. Despite this second half reduction in the ferrochrome price, the average quoted price for the year of 73 US cents a pound was 7,3% higher than the average of 68 US cents a pound for 2004.

The stainless steel production slow-down in the second half of 2005 affected Europe, the United States, Taiwan and Japan. The greatest decline was in the United States (7%). European production declined by approximately 4.8% to 8.3 million tonnes, Taiwanese production fell 4% and Japanese production declined by around 2.5% year-on-year. In contrast, in China stainless steel melt production grew 33%, resulting in the production of some 3.7 million tonnes of stainless steel in China during 2005.

The production of stainless steel melt has continued to be relatively weak during the first quarter of 2006. This has placed further downward pressure on ferrochrome prices which were reduced a further five cents to 63 US cents a pound in the first quarter. The second quarter of 2006 saw a recovery in the ferrochrome price to 70 US cents per pound and a further recovery is expected in the second half of 2006 with the demand for ferrochrome gaining momentum, driven by China and the stainless steel melt production.

Growth in world HC FeCr Consumption Continues to Closely Follow Stainless Production


World stainless production and HC FeCr consumption, y-o-y % change
10
0
HC FeCr Consumption
Stainless Production

Source: CRU International Ltd

World Melt Stainless Steel Production, Mtpa, 1975-2010


China
Other
Japan
W.Europe
USA
World stainless output growth %
20
10
0
Data: CRU

FACT: Stainless steel first became popular as building material during the art deco period when it was used on the upper portion of the Chrysler Building, New York. Because of its low maintenance cost, attractive appearance and environmental characteristics, stainless steel is increasingly being used in buildings, public transport and street furniture (lamps, bus shelters, etc



Health, Safety, the Environment and the Community (HSEC)

HSEC issues are covered in the Environmental Sustainability section of this report on pages 30 to 31. These actions are covered in detail in the Environmental Sustainability section.

Implementing our growth strategy

In October 2004 Merafe Resources announced that its three main objectives were organic growth in the ferrochrome industry through greenfields expansion; acquisitive growth in the ferrochrome industry through the acquisition of going concerns; and diversification into commodities outside of ferrochrome.

The Wonderkop Acquisition

During the year the Company successfully raised equity and debt funding to acquire Samancor's 50% stake in the Wonderkop Joint Venture and 50% of all the rights to chrome in the Kroondal mining area and 26% of the rights to chrome in the Marikana mining area.

Merafe Resources' purchase of 50% of the Wonderkop Joint Venture (of which Xstrata holds the remaining 50%) increases its participation in the EBITDA of the Xstrata-Merafe Chrome Venture by 3% from 16 November 2005.

Consumption of Ferrochrome Should Increase in 2006 & 2007


World HC FeCr consumption, gross weight, '000 tonnes
Increase of 1.85M tons
Stainless
Non - Stainless

Source: CRU International Ltd

The Xstrata-Merafe Chrome Venture's Growth Story - Chrome Ore Resources

320,280,000
28,815,000
349,095,000
Before Wonderkop
Wonderkop Acquisition
Total Mineral Resources
Marikana
Horizon
Rustenburg Townlands
Kroondal
Waterval Helena
De Grootboom
Thorncliffe

- Marikana consists of Marikana East, Marikana West and the Gemini Mining Area (Kroondal)
- Rietvlei silica quarry has an inferred mineral resource of 21,535,000 tonnes of in situ 97.5% SiO_2
- Approximately 2.5 tonnes of chrome ore are required to produce one tonne of ferrochrome
- The Venture is well positioned to exploit UG2 tailings as an additional source of chrome resources

The Xstrata-Merafe Chrome Venture's Growth Story - Smelter Capacity

Future organic growth (Lion)
+360
2,650
Secured organic growth (Lion)
+360
Acquisition (Wonderkop)
+360
+190
1,380
Before Wonderkop transaction
Wonderkop Acquisition -2005
Lion 1 - 2006
Lion 2*
Lion 3*
Total future capacity
Lion 3
Lion 2
Lion 1
Wonderkop Acquisition
Boshoek
Lydenburg
Rustenburg
Wonderkop

*Dependent on market conditions

The Wonderkop Joint Venture acquisition was in line with the Company's growth strategy of acquiring going concern quality chrome and ferrochrome assets and incorporating these in the Xstrata-Merafe Chrome Venture in exchange for a higher percentage of the EBITDA.

The inclusion of Wonderkop, which consists of two semi-closed furnaces and a recovery plant with a ferrochrome production capacity of 190 000 tonnes per annum, has increased the Venture's production capacity to 1.570 million tonnes per annum.

Project Lion

In line with its strategy to grow organically in the ferrochrome industry, Merafe Resources reached an agreement with Xstrata on a 20.5% participation in the Project Lion greenfields expansion, at cost.

Construction of the 360 000 tonnes a year Project Lion smelting complex, near Steelpoort in Mpumalanga, began in December 2004. The Project Lion smelter complex is being established close to the Venture's existing chrome reserves at the Thorncliffe mining complex. The Project will use Premus proprietary technology, the most sophisticated and competitive process available for ferrochrome production. It is designed to reduce electrical energy consumption by reduction efficiency and utilising waste gas and heat. It provides high recoveries of metallic oxides using low cost reductants and energy sources, such as anthracite and oxygen.

The Project is on track to commission on time and within budget during the third quarter of 2006. The Helena mine development, which will provide chrome ore for the complex, remains within the Project timing schedule and budget. Chrome ore is already being brought to the surface at the mine.

The Project was awarded a grant by the Department of Trade and Industry (DTI) in 2005. The grant recognises the Project's contribution to the sustainable development of the surrounding area.

Reporting Standards

To help us achieve transparency, inclusiveness and high standards of reporting this report has been prepared using the Global Reporting Initiative (GRI) Guidelines as a framework. The GRI was established to create a common framework for sustainability reporting worldwide. Its aim is to elevate sustainability reporting to the same level of rigour, comparability, credibility and verifiability as that expected of financial reporting.

Our participation in the FTSE/JSE SRI Index and the Financial Mail's Top Empowerment Companies Survey are both part of our commitment to high standards of corporate governance and environmental, social and economic sustainability. It is pleasing to have our efforts recognised in this way.

I believe this report is a balanced and reasonable representation of our Company's economic, environmental and social performance.

Future Prospects

Ferrochrome prices declined by 19% from 78 US cents per pound in the second quarter of 2005 to 63 US cents per pound in the first quarter of 2006. The Rand also strengthened by 12% against the US Dollar during this period.

The second quarter of 2006 saw a recovery in ferrochrome prices to 70 US cents per pound, while the Rand continued to strengthen against the US Dollar.

Despite the recovery in the ferrochrome price during the second quarter of 2006, after the company has accounted for corporate costs, interest, preference dividends and depreciation, the Company will make a loss for the first half of 2006, as previously announced on 2 March 2006.

However, the recent weakening of the Rand against the US Dollar and upward movement in ferrochrome prices bodes well for the profitability of the Company in the second half of 2006.

Now that the Company has achieved its goal of growing its ferrochrome interests (through its participation in Project Lion and the Wonderkop Acquisition) the Management team is focusing on achieving its diversification strategy.



Steve Phiri
Chief Executive Officer



Directorate

Non-Executive Directors



◌ **Chairman**
Chris Molefe, BCom, Post-graduate Diploma in Property Development

Chris (57) has chaired the Merafe Resources Board for the past two and a half years. He is currently the Chief Executive Officer of Royal Bafokeng Resources Holdings (Pty) Limited (RBR). Prior to this appointment he had gained extensive experience in property investment, merchant banking and transformation strategy development while working for Mobil Oil, Union Carbide, Chase Manhattan Bank and Transnet. He is a non-executive director of Jubilee Platinum Limited.

◌ **Zanele Matlala**, BCom, BCompt (Hons), CA(SA)

Zanele (42) joined the Merafe Resources Board in 2005. She is the Group Financial Director of Kagiso Trust Investments (Pty) Limited. She was Chief Financial Officer of the Development Bank of Southern Africa (DBSA), having previously served the DBSA as Executive Manager: Private Sector and International. Before joining the Bank she headed up Wholesale Venture Capital Funds for the Industrial Development Corporation and was an Audit Supervisor at Arthur Anderson & Co.

◌ **Qinisani Mbatha**, BSc Quantity Surveying, PrQS, MComm

Qinisani (28) joined the Merafe Resources Board in 2004. He previously worked in various positions within the construction and engineering industry before joining the Industrial Development Corporation (IDC). He heads up the Evaluations Department at the IDC and also serves as a member of IDC's Credit and Project Review Committee. Qinisani is primarily responsible for assessing the technical and commercial viability of capital intensive projects and determining the assets' security on equity and debt transactions.

◌ **Lebo Mogotsi**, BCom, SMDP

Lebo (34) joined the Merafe Resources Board in 2005. She has considerable experience in beneficiation and the development of markets for products of the beneficiation process, which she gained as Marketing Manager of AngloGold Ashanti. This experience not only serves her well as a member of the Merafe Resources Board but also as a director of Lebone Resources (Pty) Limited, a women's empowerment mining company focusing on mining, beneficiation and consulting. Lebo is also a shareholder and Executive Deputy Chairperson of Petmin Limited.

Executive Directors

FACT: [illegible]



Chief Executive Officer
Steve Phiri, BJuris, LLB, LLM, HDip Co Law

Steve (50) joined Merafe Resources as its Chief Executive Officer in May 2003. Before joining Merafe Resources he headed up Corporate and Legal Affairs for the Royal Bafokeng Nation (RBN) and led the negotiating team that successfully resolved the dispute between the RBN and Impala Platinum Limited. In this role he also negotiated the RBN investment in Merafe Resources and the Nation's, Bafokeng Rasimone Platinum Mine with Anglo Platinum.

Steve is a member of the Mineral and Mining Board, which was established in terms of the Minerals and Petroleum Development Act. He is a non-executive director of Royal Bafokeng Resources Holdings (Pty) Limited and SA Eagle Limited.

Technical Director
Zed van der Walt, PrEng, BSc Engineering (MET), MBA, DPLR

Zed (61) has 40 years experience in the ferroalloy industry, which includes operational and executive management experience, feasibility studies, process design, construction and commissioning. Prior to joining Merafe Resources, Zed was CEO of Consolidated Metallurgical Industries Limited. He was also Non-Executive Chairman of Time Mining (Pty) Limited.

Commercial Director
Bruce McBride, BA, LLB, Dip Advanced Banking, MBA, PhD

Bruce (47) was a senior partner at law firm Bell, Dewar and Hall before joining Merafe Resources in 2001 as Commercial Director. During his time in law he specialised in commercial litigation, banking and mining law. He is a non-executive director of Mundane World Leaders Fund Limited.

Finance and New Business Director
Stuart Elliot, CA (SA), HDip Co Law

Stuart (42) had gained extensive experience in the accounting and corporate finance fields before joining Merafe Resources in 2001. He was an audit manager at KPMG and a senior manager at FirstCorp Merchant Bank. As a project finance consultant with Gencor in London he worked exclusively on Gencor's acquisition of Billiton plc from Royal Dutch Shell. Stuart was also an associate director with Deutsche Morgan Grenfell (Pty) Limited and a director of the Corner House (Pty) Limited for three years.

Company Secretary
Amritha Mahendranath, BCom

Amritha (38) joined Merafe Resources in 2003 as its Financial Manager. In March 2004 she was appointed Company Secretary. Amritha's previous experience includes working as a financial manager for Mondi Limited.

Sustainable Development Report

Merafe Resources recognises that the key to the long-term prospects of any business is its sustainability. This requires integrating economic activity with environmental integrity, social concerns and an effective governance system.

Merafe Resources takes a long-term and responsible approach to its business. It is committed to the achievement of the vision of the legislation governing the mining industry in South Africa, which is to develop a globally competitive mining industry, which uses the human and financial resources of all South Africa's people, offers real benefits to all South Africans and proudly reflects the promise of a non-racial South Africa.

The Southern African Mining, Minerals and Sustainable Development project highlights that poverty alleviation, capacity building and skills training, gender equity, job creation and governance are the critical issues that need to be addressed if progress towards sustainability is to be achieved in the region. The Company has taken note of these issues.

Reporting Guidelines

Merafe Resources has adopted the Global Reporting Initiative (GRI) guidelines for sustainability reporting (see pages 70 - 71), as the framework for the preparation of this report. The use of this framework allows the Company to present and analyse its performance in economic, environmental and social terms - the crucial determinants of sustainability and the triple bottom line.

Recognition of the Company's Socially Responsible Approach to Business

The growing body of evidence suggesting an inter-relationship between socially responsible practices and long-term shareholder value, prompted the JSE Limited to establish the FTSE/JSE SRI (Socially Responsible Investment) Index. The Index showcases listed companies who qualify to participate in it. To qualify for inclusion in the Index, companies must meet a rigorous set of criteria in respect of economic, environmental and social sustainability and corporate governance. Every year since the inception of the Index in 2003, Merafe Resources has met these criteria and been invited to participate in the JSE SRI Index.


SRI Index

"For a small mining company, Merafe has shown a dedication to demonstrating the various policies and systems in place to manage the sustainable development challenge."
JSE SRI Index assessment undertaken by KPMG

Empowerment credentials

Its empowerment credentials placed Merafe Resources first in the Resources Sector of the Financial Mail's Top Empowerment Companies Survey and 17th overall out of the 200 companies that participated. Companies participating in the survey are assessed by economic empowerment rating agency Empowerdex using a scorecard that rates the BEE elements of ownership, management, employment equity, skills development, procurement, enterprise development and corporate social investment.

"Now a substantial player Merafe is growing its business and helping consolidate the overall SA ferrochrome industry."
Financial Mail Top Empowerment Companies 2006

Governance and Management Systems

Corporate governance encompasses the concept of sound business practice, which includes a company's structures, management systems, policies and codes. All of these are intended to ensure that, from an economic, social and environmental perspective, a company acts in a responsible and transparent manner.

Empowerdex Resources Sector Ratings

	Overall Rank	Top 10 Companies	Ownership (%) score	Mgt (%) score	Employment Equity (%) score	Skills Dev (%) score	Preferential Procurement (%) score	Enterprise Dev (%) score	CSI (%) score	Total BEE (%) score
1	17	Merafe Resources	8,0	6,7	4,4	17,5	4,6	10,0	10,0	61,27
2	20	Harmony Gold Mining	10,6	6,3	7,1	15,0	8,0	2,0	10,0	58,92
3	25	Kumba Resources	17,0	3,3	3,4	15,0	4,5	0,5	10,0	53,75
4	28	AngloGold Ashanti	12,8	2,3	5,1	20,0	8,9	4,4	0,0	53,63
5	35	Gold Fields	0,0	1,6	5,2	15,6	7,1	10,0	10,0	49,59
6	40	African Rainbow Minerals	15,0	7,7	3,3	0,0	0,0	10,0	10,0	45,96
7	43	Western Areas	0,0	1,1	3,1	16,6	13,9	0,0	10,0	44,81
8	45	Sasol	11,0	8,5	2,7	8,3	7,0	1,1	5,4	43,98
9	58	Impala Platinum Holdings	4,[illegible]	2,8	4,6	15,0	8,8	0,0	2,9	38,38
10	59	Trans Hex	10,8	4,7	4,0	0,0	8,0	0,0	10,0	37,51

Principles of Corporate Governance and Structures

The Merafe Resources Board is committed to the principles and cornerstones of sound governance. It ensures that the Company's business is conducted within pre-determined risk management parameters and in accordance with local and internationally accepted corporate practice.

The directors endorse the Code of Corporate Practices and Conduct set out in the second King Report and the Board is taking the necessary steps to ensure the Company adheres to these recommendations.

The Board of Directors

At present, the Company has a unitary board comprising four executive members and four non-executive members. Two of the non-executive members are independent. The Board is also considering the appointment of further independent non-executive directors.

The Board is responsible for setting the Company's strategy and direction. It establishes key policies and strategic objectives and monitors their implementation.

The Board has a charter which sets out its role, duties and responsibilities regarding corporate governance, strategic planning and performance, board appointments, compliance with regulations, accounting and financial compliance, its responsibilities to shareholders and the delegation of operational matters.

In terms of the Board Charter no individual has unfettered powers of decision-making. Responsibility for running the Board and executive responsibility for conducting the business are differentiated. Accordingly, the roles of the Chairman of the Board and of the Chief Executive Officer are separate. The day-to-day running of the Company is delegated to the Chief Executive Officer and the executive directors.

The Board retains overall accountability and full and effective control over the Company.

Matters specifically reserved for the Board's decision are the Company's financial and operational results, the strategic direction of the business, major acquisitions and disposals, approval of major capital expenditure and any other matters that could have a material effect on the business.

Composition

Non-executive directors
Chris Molefe (57) - Chairman
Qinisani Mbatha (28)
Zanele Matlala (42) (Independent)
Lebo Mogotsi (34) (Independent)

Executive Directors
Steve Phiri (50)
Bruce McBride (46)
Stuart Elliot (42)
Zed van der Walt (61)
Company Secretary
Amritha Mahendranath (38)

The King Report on corporate governance emphasises the size (as regards the number of executive and non-executive directors), diversity and demographics of boards (as it relates to the country's demographics). The Company continues to make progress in this regard.

The directors retire by rotation at the annual general meeting and the terms of executive directors' current contracts do not exceed three years.

The Secretary

The Company Secretary ensures compliance with the Listings Requirements of the JSE Limited and all statutory requirements. She ensures that the proceedings and affairs of the directorate, the Company itself and, where appropriate, owners of securities in the Company, are properly administered, in accordance with the pertinent laws.

Directors have access to her at all times. Directors and officers of the Company keep her advised about all dealings in Company securities.

Dealing in Securities

In accordance with the Listings Requirements of the JSE Limited the Company has adopted a code of conduct for dealing in the Company's securities. During a closed period directors and designated employees are prohibited from dealing in the Company's securities.


Board composition
50% non-executive
50% executive
Board gender composition
75% male
25% female
Board racial composition
Black 63%
White 37%

Board level processes for overseeing, identifying and managing economic, environmental and social risks and opportunities

The roles and responsibilities of the sub-committees that report to the Board on the key issues identified by the Board are set out in the table below, as are the roles and responsibilities of the Executive Committee. The sub-committees meet every quarter, and more frequently if necessary.

Executive Committee	Remuneration Committee	Audit Committee	Risk Committee	Transformation & Employment Equity Committee	Nomination Committee
Roles & Responsibilities					
Recommends policies and strategies; monitors and co-ordinates implementation; deals with all executive management business; is responsible for all material matters that are not the responsibility of the Board.	Establishes the overall principles of remuneration and determines the remuneration of executive directors & senior management and the operation of the Company's share incentive scheme; considers, reviews and approves the Company's policy on executive remuneration and communicates this to the shareholders in the annual report.	Monitors the adequacy of financial controls and reporting; reviews the audit plans of the external auditors and adherence to these plans; ensures the financial reporting complies with IFRS and the Companies Act; reviews and recommends on all financial matters.	Assists the Board in the identification of all material risks and sustainability issues to which the Company is exposed. Ensures that the requisite risk management culture, practices, policies, resources and systems are being implemented and functioning effectively.	Reviews and manages the Company's commitment to social sustainability, the requirements of the Employment Equity Act and the Mining Charter.	Establishes policy governing appointment of directors and considers suitable nominations for appointment to the Board and makes appropriate recommendations to the Board.
Composition of the committees as at 31 December 2005					
S Phiri • B McBride S Elliot Z vd Walt	C Molefe • L Mogotsi Z Matlala Q Mbatha S Phiri	Z Matlala • S Elliot C Molefe S Phiri	Q Mbatha • L Mogotsi Z Matlala Z vd Walt ~	L Mogotsi • Q Mbatha B McBride S Phiri T Moseki ~ (Transformation Manager of the Venture)	C Molefe • L Mogotsi Z Matlala Q Mbatha S Phiri

• Committee chairperson ~ Invitee

Board Expertise

The expertise of Board members is set out on pages 16 and 17 of this report. The directors are able to contribute a wide range of expertise, including financial, commercial and technical expertise. The non-executive directors contribute valuable independent perspectives and judgement.

Board Committees

The duties of the various committees as at 31 December 2005 is set out in the preceding table.

Principles and Policies

The Board operates according to its Charter. The Charter covers the Board's performance and its strategic role. Through its Charter the Board commits itself to the principles of openness, integrity and accountability and to the provision of timeous, relevant and meaningful reporting to all stakeholders.

Code of Ethics

Merafe Resources has a code of ethics, which is intended to ensure that the Company's business practices are beyond reproach, encourage ethical behaviour and decision-making by its Board, management and employees.

Management of the Xstrata-Merafe Chrome Venture

A joint board oversees the combined operations of both companies. There are three representatives from each company on this board. Merafe Resources is represented by its Chief Executive Officer Steve Phiri, Commercial Director Bruce McBride and Finance and New Business Director Stuart Elliot. Xstrata is represented by the Chief Executive of Xstrata South Africa (Pty) Limited, Peet Nienaber, who is also currently Chairman of the joint board, Shaun Usmar (Chief Financial Officer) and Deon Dreyer (Managing Director Alloys). Zed van der Walt, Merafe Resources' Technical Director, is the Company's technical representative on the Xstrata-Merafe Chrome Venture (the Venture).

The management of the Venture's plants and mines, its marketing and finance, HSEC and transformation are all represented on the senior operational management structure (Exco), set out below. The Exco reports to the joint board.

Attendance at the Merafe Resources Board meetings during 2005. Four Board meetings were held during the financial year ended 31 December 2005

Board Member	No of meetings attended
Non-executive directors	
C Molefe	4
Q Mbatha	4
R Meyjes (resigned from the Board in August 2005)	3
T Vlajcic (resigned from the Board in August 2005)	3
Z Matlala (joined the Board in March 2005)	3
L Mogotsi (joined the Board in March 2005)	3
G Clark (joined the Board in August 2005 and resigned from the Board in terms of IDC policy, when he left their employ)	0
Executive directors	
S Elliot	4
B McBride	4
S Phiri	4
Z van der Walt	4


xstrata


MERAFE

Xstrata

Merafe Resources

Joint Board:
(6 members - 3 appointed by each party)

Management Structure
(Exco)

Plant Managers
Mines
Marketing
HSEC
Finance
Transformation

Social Sustainability

Our stakeholders

Merafe Resources identifies its stakeholders by assessing its involvement with them or potential impact on them. Merafe Resources aims to ensure that, in the long term, all its stakeholders benefit from its strategies. In terms of the Xstrata-Merafe Chrome Venture (the Venture) the 17 Health, Safety, Environment and Community Management Standards set by Xstrata plc are applied at the Venture's operations.

Stakeholder	Engaging with our stakeholders
Shareholders Merafe Resources has a simple shareholder structure. Public and institutional shareholders hold 43.6% of the Company's shares; Royal Bafokeng Resources Holdings (Pty) Limited hold 32.1% of its shares and the Industrial Development Corporation of South Africa Limited (IDC) holds 24.3% of the Company's shares. For details of the shareholder breakdown consult Shareholder Information on page 67 of this report.	During the year the Company communicated with its stakeholders through: Roadshows; Merafe Resources' Website; Site visits to the operations of the Venture; Site visit to the Project Lion site; Presentation by the CEO to the Chamber of Mines; Presentations to small-cap institutions; General meetings; Circular to shareholders concerning a fully underwritten renounceable rights offer to raise funding; Notice of the Annual General Meeting; Press announcement of interim and preliminary results; Annual Report to shareholders; and Presentations to Metal Bulletin's 6th Asian Ferro Alloys Conference.
Lenders The Company borrows from South African banks. Details of our bankers are to be found on the inside back cover of this report.	Regular meetings with its bankers.
Customers The customers of the Venture are stainless steel mills in South Africa, Europe, the Far East and the United States. Our customers set the specifications for the product and the Venture produces according to these specifications.	In terms of the Venture, Glencore International AG markets the majority of the Venture's production. While Glencore International AG and the Venture's marketing team are responsible for maintaining its customer relationships, Merafe Resources continues to interact and maintain relationships with customers of the Venture and to attend global ferrochrome conferences where buyers are present.
Employees As at 31 December 2005 the Venture had 4 384 employees.	Communication with the Venture's employees includes: • Management briefings; • A communication forum at each operation; • Site specific newsletters; • Skills development committees; • Employment equity committees; and • HSEC Group newsletter.

Stakeholder	Engaging with our stakeholders
Suppliers	The Venture has established a procurement committee which is responsible for awarding tenders and supply contracts. All potential suppliers are required to provide details of the HDSA shareholding/participation in their businesses. A scorecard has been established and the Venture's current level of procurement has been identified and recorded. The HDSA percentages of its total procurement spend was 37% during the financial year, which exceeded the Venture's target of 35%. The definitions of HDSA ownership applied by the Venture are as follows: Black Owned - 50% + 1 vote; Black Empowered - between 25.1% and 50%; Black Influenced between 5.1% and 25%.
Communities	Merafe Resources and the Venture focus on the communities in the immediate vicinity of their operations. The relationship that each operation has with the community within which it operates is managed by the Venture. Its Transformation Manager, who is a member of the Venture's Exco, is responsible for reviewing community engagement and feedback processes within the Venture. Through the Royal Bafokeng Resources Holdings (Pty) Limited, the Royal Bafokeng Nation (RBN), a community of some 300 000 people, is a major shareholder in Merafe Resources and participates in the Company at board level.
Trade Unions	In terms of the mines and furnaces that make up the Venture, mine employees are represented by the National Union of Mineworkers and those employed at the furnace operations are members of the National Union of Metal Workers of South Africa (NUMSA). Recognition agreements and union structures are used for the purposes of consultation and communication on union matters.
Government	Merafe Resources regularly interacts with National Government's Department of Minerals and Energy and with the Government of the North West Province in which our operations are based. The Company's Chief Executive Officer participates in Government forums, both in terms of mining issues and issues around Black Economic Empowerment. He is also a member of the Government's Minerals and Mining Board.

Externally developed principles, charters and initiatives to which Merafe Resources subscribes.

Merafe Resources is committed to the principles of the Broad-Based Socio-Economic Empowerment Charter for the South African mining industry and the Mining Scorecard established to monitor performance against the Charter. Through the Charter the mining industry committed to aspiring to a baseline of 40% historically disadvantaged participation in management within five years (2007). To ensure higher levels of inclusiveness and advancement of women they committed to a baseline of 10% of women participation in the mining industry, also within five years.

This year Merafe Resources' efforts towards socio-economic empowerment were recognised in the Financial Mail's Top Empowerment Companies Survey, which is conducted by the Empowerdex Economic Empowerment Rating Agency. The Company was ranked first in the Resources Sector and seventeenth overall, out of the 200 companies that participated. The areas with empowerment potential on which the participants are measured are: ownership, management, employment equity, skills development, preferential procurement, enterprise development and corporate social investment.

The table below measures Merafe Resources against the Mining Scorecard (the operations of the Xstrata-Merafe Chrome Venture (the Venture) are covered in this scorecard). While the Company is making progress towards the Scorecard's targets, it recognises that this is an ongoing process.

Scorecard items	Progress Made Towards Target
Human Resources Development Every employee to be offered the opportunity to be functionally literate and numerate by 2005.	All employees were offered the opportunity to be functionally literate and numerate by 2005. Currently, the Venture's literacy level is 75.32%. In addition to offering ABET training to all its employees, the Venture has established ABET Centres that offer skills training to the unemployed in some of the communities where the Venture operates.
Career path and skills development plans implemented for all HDSA employees.	Evaluation interviews are conducted with individual employees to determine their aspirations and qualification levels. Their potential is also assessed. Defined career paths are assigned depending on the candidate's ability and ambition. In instances where it is appropriate further education is offered.
Has the company developed systems through which empowerment groups can be mentored?	The Venture has a mentorship procedure in place, which provides policies and procedures for mentorship to ensure the transfer of knowledge and skills from experienced employees, to provide additional career and personal development support and facilitate accelerated development of those selected for mentorship by the organisation.
Employment Equity Has the company published its employment equity plan and reported on its annual progress in meeting that plan?	Yes.
Has the company established a plan to achieve a target for HDSA participation in management of 40% within the five years (2007) and is it implementing the plan?	The Venture has established a plan to achieve a target of 55% HDSA participation in management in the Venture by 2007. HDSA participation in the Merafe head office management team is 50%. HDSA participation in management in the Venture's operations is 39%.

Scorecard items	Progress Made Towards Target
Has the company identified a talent pool and is it fast tracking it?	Yes - the Venture's fast track prospects receive international exposure through extended technical visits to Xstrata's overseas operations. High potential HDSAs participate in a mentorship and coaching programme described under Human Resources Development.
Has the company established a plan to achieve the target for women participating in mining of 10% within the five years (2007) and is it implementing the plan?	The percentage of women employed at the Company's Boshoek operation is 12.34%. The percentage of women employed overall in the Venture is currently 7.23%. A plan is in place to ensure the target of 10% is achieved throughout the Venture by 2007.
Migrant Labour Has the company subscribed to government and industry agreements to ensure non-discrimination against foreign migrant labour?	Yes. In addition, the policies and procedures of the Venture comply with foreign and local treaties and agreements on migrant labour and are aimed at ensuring that all employees are treated fairly, without bias or discrimination. The operations that fall within the Venture do not use foreign migrant labour.
Mine Community and Rural Development Has the company co-operated in the formulation of integrated development plans and is the company co-operating with government in the implementation of these plans for communities where mining takes place and for major labour sending areas? Has there been effort on the side of the company to engage the local mine community and major labour sending area communities (Companies will be required to cite a pattern of consultation, indicate money expenditures and show a plan)?	Through the Venture the Company plays a central role in the communities that exist alongside its operations. It works closely with the relevant local governments, Local Economic Development forums and other regional business bodies to facilitate and help meet their needs outlined in the Integrated Development Plans (IDP). Details of the programmes in place are provided in the Social Impact section of this Sustainability Report.
Housing and Living Conditions For company-provided housing, has the mine, in consultation with stakeholders, established measures for improving the standard of housing, including the upgrading of hostels, conversion of hostels to family units and promoted home ownership options for mine employees?	The Venture's employees are local to its operations. A funding programme has been introduced to help employees buy or rent a home near their place of work. This programme has enabled families to live together and has resulted in small communities developing near the Venture's operations.



Scorecard items	Progress Made Towards Target
Has the company established measures for improving the nutrition of employees? Companies will be required to indicate what they have done to improve nutrition and show a plan to progress the issue over time and implementation of this plan.	The Company and the Venture do not provide meals for staff unless they are at work for longer than eight hours.
Procurement Has the company given historically disadvantaged South African's preferred supplier status?	Yes. The Venture has embarked on a supplier transformation process aimed at encouraging non-HDSA suppliers to transform. It is fast-tracking BEE procurement and through its enterprise development programme is supporting the development of HDSA SMMEs.
Has the company identified the current level of procurement from historically disadvantaged South African companies in terms of capital goods, consumables and services.	Yes. The Venture had a target for 2005 of 35% HDSA procurement spend on capital goods, consumables and services. It achieved this target by December 2005. The total BEE procurement spend for the Venture was R2,5 billion.
Has the company indicated a commitment to a progression of procurement from historically disadvantaged South African companies over a 3-5 year time frame in terms of capital goods, consumables and services and to what extent has the commitment been implemented?	In year 1 (2004) the Venture had an HDSA procurement target of 25%. In year 2 (2005) its target by year end was 35%, which was achieved. In year 3 (2006) its target is 45% HDSA procurement, in year 4 the target is 55% and in year 5 it is 65%.
Ownership and Joint Ventures Has the company achieved historically disadvantaged South African participation in terms of ownership for equity or attributable units of production of 25% in historically disadvantaged South African hands within five years (2007) and 26% in 10 years?	The Company has exceeded the target of 15%. Royal Bafokeng Resources Holdings (Pty) Limited currently owns a 32.1% shareholding in Merafe Resources.
Beneficiation Has the company identified its current level of beneficiation?	Yes. The main business of the Venture, which manages the Company's assets, is the beneficiation of chromite into ferrochrome in 20 furnaces in South Africa.
Has the company established its base line level of beneficiation and indicated the extent that this will have to be grown in order to quality for an offset?	Yes.
Reporting Has the company reported on an annual basis its progress towards achieving its commitments in its annual report?	Yes. Every year the Company's Annual Report records the Company's progress towards its commitments.

FACT: [illegible] level it forms a layer of chromium oxide on the surface of [illegible] [illegible] clings to the [illegible] transferred to anything else and is self [illegible] decades without any coating or corrosion protection.



Lindiwe Montshiwagae (BCompt (Hons)), joined the Merafe Resources management team during 2005 as Corporate Finance and Investor Relations Manager. Lindiwe completed her articles with PricewaterhouseCoopers in 1999 and joined Nedbank in 2000 as a financial accountant before moving to its corporate finance division in 2001.

Employment Equity

The targets set by the Xstrata-Merafe Chrome Venture in terms of Historically Disadvantaged South Africans (HDSAs) in management is 55% by December 2007. Current percentages for HDSAs in management in the Venture are as follows:


Xstrata-Merafe Chrome Venture
Management Team
HDSA 39%
Non-HDSA 61%

The Merafe Resources management team, with an HDSA component of 50%, has already achieved the Mining Scorecard target.


Merafe Resources Management Team
HDSA 50%
Non-HDSA 50%

The percentage of women employed in mining by the Venture is 7.23% for the year 2005. The Venture aims to achieve a minimum of 10% by 2007. The women employed at Merafe Resources' operations at Boshoek make up 12.34% of the workforce, which exceeds the 10% target set for achievement in 2007 by the Mining Scorecard.

The Venture has set itself a target of 55% HDSA participation in management by 2007 and this target is supported by its equity plan. HDSA participation in the Merafe Resources head office management team is 50%.

Recruitment and Training

At 31 December 2005 the Venture employed 4,384 people. It views employing and providing opportunities for the self-realisation of any disadvantaged group as a priority. It has a gender-specific recruitment programme for women and 50% of its bursaries are targeted at women.

A formal full time mentorship and coaching programme has been implemented at all operations in the Venture for employees receiving educational assistance, employees that have entered into learnership agreements, fast-tracked employees and those on the Venture's list for accelerated development. Where non-employees enter into learnership agreements with the Venture they are also included on a mentorship programme.

In terms of the South African Skills Development Act all the Venture's operations have a workplace skills plan in place. During the year the average number of training days per employee was 14.7.

Transformation

The Transformation Manager, Thabo Moseki, appointed when the Venture was established is responsible for its community investment and transformation within the Venture, which includes procurement and enterprise development.

Community Investment

Merafe Resources recognises that it has an important role to play in the communities within which it operates. The Venture manages its community investment. It has a social involvement plan in place, which reports on the engagement of the Venture with local communities and details the range of initiatives and projects funded or undertaken by the Venture and the resources involved in the programme.

A wide range of projects in enterprise development and job creation; education; social and community development; the environment; health; and culture and art are supported by the Venture.

The enterprise development programme of the Xstrata-Merafe Chrome Venture is aimed at expanding the economic opportunities of the communities in which it operates.

Among the enterprise development projects currently undertaken by the Venture is a project empowering community-based organisations and helping them to become self-sustaining. The project is also providing skills to unemployed youths.

In both the Mpumalanga and North West Provinces a skills and enterprise development fund with a value of R2,25 million has been established to assist in the creation of start up enterprises.

In the Mpumalanga Province, as a result of the training of HDSA candidates in business skills, members of the community have had the opportunity to start their own businesses. Pirana Garden Services, a company owned and run by historically disadvantaged South Africans was awarded a contract with the Venture to take care of the gardens at its operations.

One of the major concerns in the area where Project Lion is situated is an unemployment rate of 70%. To help address this issue the names of all unemployed people in these communities have been entered into a database and when the project or its contractors need semi-skilled or unskilled workers they draw these from the database. To increase the skills base of the local community the Venture has constructed a skills development centre where artisans such as boilermakers, fitters and electricians can be trained.

The centre will also be used for community education and training and will offer literacy and basic management courses. Project Lion and the Venture's corporate social investment programme are funding the centre jointly.

A community committee consisting of representatives from all the communities in the vicinity of Project Lion meets monthly. Through this committee projects that can contribute to the development of these communities have been identified.

The Venture's contribution to education through its community investment programmes includes the building of Ratanang primary school and the Whole School Development project, which is aimed at improving the quality of tuition (in particular mathematics, science and English tuition) and school management in 30 schools. ABET Centres have been established that offer skills training to the unemployed in some of the communities where the Venture operates.

Often children orphaned by AIDS are left destitute. The Venture has helped communities in which it operates by providing accommodation for orphans. In addition the Venture funded the training of members of the community who care for terminally ill patients.



Environmental Sustainability

The Xstrata-Merafe Chrome Venture (the Venture) is committed to the principles of sustainable development. It aspires to inflict zero harm on its people and the communities and environment in which it operates.

Health

The Occupational Health Risk Assessments conducted at all operations during the year, classified employees by the particular requirements of their jobs. The frequency of employees' medicals is determined by their work situation. Employees are also advised of the possible impact on their bodies of their working conditions (e.g. noise, dust, heat, vibration, Chrome 6).

Safety

Behavioural-based safety programmes are in place at all operations. To ensure experience is shared across the Venture each operation submits a monthly observation report. Corrective actions are also reported.

The management of the Venture deeply regrets that there were two fatalities at the operations during the year. One was as a result of a fall of ground at Kroondal mine and the other was as a result of a contractor's staff member entering a prohibited area. The fall of ground was as a result of a dome formation not being detected by the Ground Penetrating Radar (GPR) equipment being used to measure rock characteristics. The supplier of the instruments has since refined the GPR equipment to ensure detection of dome formations. To further reduce the risk of fall of ground a number of alternative support systems were evaluated to replace the grouted rebar system in use. Resin bolts have been introduced as secondary support at Kroondal mine. The system now in use eliminates sub-standard installation and provides active systematic support on the working face.

Simulation training has been introduced and will always be part of annual refresher training. The focus of this training is the enhancement of hazard awareness.

Independent dedicated safety compliance officers carry out weekly inspections at all operations. Their inspections focus on a particular area each week. They report directly to the Chairman of the Venture's Joint Board and the head of the Mining Division. Any issues they identify are communicated and preventive action is taken.

A Sustainable Development Department has been established to provide an integrated approach to HSEC (health, safety, environmental and community) issues across the Venture. A balanced scorecard, with clear targets, has been developed. Every month each operation scores its performance against the scorecard and the compliance of each operation is audited.

Safety Performance - Frequency Rates

	2005	2004	Percentage improvement 2004 - 2005
Lost Time Injury Frequency Rate (LTIFR)	3.96	5.41	26.8%
Total Recorded Injury Frequency Rate (TRIFR)	11.98	16.58	27.7%
Fatality Frequency Rate	0.12	0.16	25.0%

Management Systems

Each operation under the Venture has an integrated HSEC management system. This system ensures compliance with the 17 HSEC standards developed by Xstrata plc, ISO 9001, ISO 14001, OHSAS18001 and SANAS 17025.

The Business Management System, known as the Enterprise View, used by the Venture, allows for standardisation of documentation required at all operations and the availability of a central database which includes legal documents.

All operations maintain risk registers incorporating key HSEC risks.

Environment

Environmental performance at all operations is assessed by means of regular internal reviews of performance and by systems compliance and systems reviews. A number of external audits are also conducted.

The Venture's induction programmes for new employees and contractors include an environmental component. All employees have to attend induction training every year.

Environmental Management on Project Lion

Fauna, flora and archaeological surveys were completed as part of Project Lion's Environmental Impact Assessment (EIA). Fauna surveys identified a limited number of small mammals, reptiles and amphibians living in the area. They were captured and released in a suitable habitat away from industrial activity. A record has been kept of the localities, numbers and species captured and released. An ecologist was employed to identify and collect red data (endangered) plant species on the Project Lion site and temporarily relocate them to an onsite nursery where they will remain until they are needed for revegetation purposes.

The archaeological survey identified 13 cultural sites, of which two were deemed important. Archaeologists excavated the sites and removed all the pottery and artefacts, which are now on view at the University of Johannesburg. Three grave sites were identified and fenced off from the project. After a local advertising campaign invited people to identify additional grave sites, two further sites were identified and fenced off for protection.

[illegible] plant species are [illegible]





Helena mine at the Thorncliffe mining complex, which is the best performing and lowest cost producer of the Venture's chrome mines.



The South African Department of Trade and Industry awarded Project Lion a substantial grant in recognition of its beneficial impact on local communities, in the form of direct and indirect employment, training schemes and specific social development programmes.

The Xstrata-Merafe Chrome Venture applies 17 HSEC standards developed around the ICMM principles of sustainable development and global leading practice management systems and benchmarked against industry peers. To support the management of these standards and to provide assurance that the standards are being met, each site is independently audited every two years.



Behavioural based safety programmes have been rolled out across all operations. To allow for sharing each operation submits its monthly observation report. Corrective actions are implemented for all read observations reported.

FACT: [illegible]

APPROVAL OF ANNUAL FINANCIAL STATEMENTS

for the year ended 31 December 2005

The financial statements for the year ended 31 December 2005, which appear on pages 39 to 68 were approved by the directors on 26 June 2006.

The directors are responsible for the fair presentation to shareholders of the affairs of the Company and of the Group as at the end of the financial year. They are also responsible for the presentation to the shareholders of the results for the year, as set out in the annual financial statements. The directors are responsible for the overall co-ordination of the preparation, presentation and approval of the financial statements. Responsibility for the initial preparation of these statements was delegated to the officers of the Company and the Group. The auditors are responsible for auditing and reporting on the financial statements in the course of executing their statutory duties. The financial statements have been prepared on a going concern basis, and in accordance with International Financial Reporting Standards. They conform with the applicable accounting standards, and are presented applying consistent accounting policies, unless otherwise indicated, supported by reasonable and prudent judgement and estimates made by Management. To discharge this responsibility the Group maintains accounting and administrative control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with generally accepted business practices and procedures. The accounting policies of the Group are set out on pages 46 to 50 of this report.

Chris Molefe
Non-Executive Chairman
26 June 2006

Steve Phiri
Chief Executive Officer
26 June 2006

REPORT OF THE INDEPENDENT AUDITORS

to the Members of Merafe Resources Limited for the year ended 31 December 2005

We have audited the annual financial statements and group annual financial statements of Merafe Resources Limited set out on pages 39 to 68 for the year ended 31 December 2005. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company and of the Group as at 31 December 2005, and of the results of their operations and cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act in South Africa.

KPMG Inc

KPMG Inc
Registered Auditors
Chartered Accountants (SA)
26 June 2006

COMPANY SECRETARY'S CERTIFICATION

for the year ended 31 December 2005

I certify that, to the best of my knowledge and belief, the Company has lodged with the Registrar of Companies all such returns as are required to be lodged by a public company in terms of section 268 G (d) of the Companies Act 61 of 1973 as amended, and that all such returns are true, correct and up to date.

Amritha Mahendranath
Company Secretary

Sandton
26 June 2006

DIRECTORS' RESPONSIBILITY FOR FINANCIAL REPORTING

for the year ended 31 December 2005

The directors of the Group are responsible for the preparation, integrity and objectivity of the annual financial statements. In terms of this responsibility the directors need to ensure that these financial statements fairly present the financial position of the Company and the Group and the results for the year under review.

In fulfilling this responsibility, the Board of Directors relies on Management to implement proper systems of internal control to provide reasonable, but not absolute assurance as to the integrity and reliability of the financial statements and to adequately safeguard the Group's assets.

The manner in which the Board of Directors ensures that this responsibility is effectively discharged is set out in the Sustainable Development Report preceding the annual financial statements.

The external auditors are responsible for independently reviewing the financial statements and expressing an opinion on them.

To the best of its knowledge and belief, the Board of Directors is satisfied that the system of internal controls may be relied on for preparing the financial statements of the Company and the Group and safeguarding its assets; and that no material breakdown has occurred during the period under review. The financial statements have been prepared in accordance with International Financial Reporting Standards and incorporate reasonable disclosures of all material facts. The accounting policies applied in the preparation of the financial statements are consistent, unless otherwise indicated, with those of the previous year and are appropriate for the nature of our business. The directors of the Group, having knowledge of the affairs of the Group and its financial position, are of the opinion that the Group and its individual companies are going concerns and have prepared the financial statements on this basis.

Chris Molefe
Non-Executive Chairman
26 June 2006

Steve Phiri
Chief Executive Officer
26 June 2006

FACT: [illegible]

OUR REPORTING COMMITMENT

for the year ended 31 December 2005

We take a long-term and responsible approach to our business and are committed to the vision of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, which is to develop a globally competitive mining industry that draws on the human and financial resources of South Africa's people, offers real benefits to all South Africans and proudly reflects the promise of a non-racial South Africa.

We are also committed to providing access to relevant, high quality information on the economic, environmental and social aspects of the Company's activities, which allows assessment of the organisation's sustainability. This is in keeping with the global reform of corporate governance reflected in the King II report and the Global Reporting Initiative Framework.

The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry was released by Government in February 2003. The objective of this scorecard, which is divided into nine monitoring areas, is to measure the progress by stakeholders in achieving the aims of the Charter. In the corporate governance section preceding the annual financial statements we have measured ourselves against both the specific targets set in the scorecard and the targets that we have set for ourselves.

DIRECTORS' REPORT

for the year ended 31 December 2005

Nature of Business

Merafe Resources Limited (Merafe Resources) through the Xstrata-Merafe Chrome Venture (the Venture), participates in chrome mining and the beneficiation of chrome ore into ferrochrome. Currently its major assets consist of a UG2 plant, which processes UG2 ore, a ferrochrome smelter at Boshoek in the North West Province of South Africa at which chrome ore is beneficiated into ferrochrome and Horizon Chrome Mine, which produces chrome ore. Its assets also include a 50% interest in the Kroondal resources, a 26% interest in the Marikana resources and a 20.5% interest in a chrome smelting complex currently under construction, which is known as Project Lion, situated in the Mpumalanga Province of South Africa (refer page 5 of the annual report for further details on Merafe Resources assets). The ferrochrome output of the Venture is marketed to the stainless steel industry.

The Group's structure is to be found on page 4.

Group Financial Results

The financial statements set out fully the financial results of the Group on pages 39 to 68. These financial statements have been prepared using appropriate accounting policies, conforming to International Financial Reporting Standards, supported by reasonable and prudent judgements where required.

Merafe s share of the earnings before interest, taxation, depreciation and amortisation (EBITDA) from the Xstrata-Merafe Chrome Venture is accounted for as follows: 11% up to June 2005, 14% up to November 2005 and 17% thereafter, following the Wonderkop Acquisition.

In addition to Merafe s share of EBITDA, corporate expenses, interest on debt and depreciation on assets of Merafe are deducted to determine earnings before taxation. No transfer of assets to the Xstrata-Merafe Chrome venture occurred and these assets are depreciated and amortised as described in theaccounting policies.

Borrowing powers

Subject to articles 130 and 132 of the constitution governing the Board of Merafe Resources, the directors may from time to time, at their discretion, raise, borrow, or secure, the payment of any sum or sums of money for the purposes of the Company as they see fit.

Going Concern

The directors believe that Merafe Resources has sufficient resources and expected cashflows to continue as a going concern.

Dividend Policy

The Group's dividend policy will be determined after taking into consideration the Group's need to retain capital for the purposes of development, expansion and growth, repaying its long-term debt and prevailing market circumstances.

Ordinary dividends for the year ended 31 December 2005

No ordinary dividends were declared or paid during the year (31 December 2004: R nil).

Share Capital

Full details of the authorised and issued share capital of the Company are set out in Note 12 to the annual financial statements. During the year to 31 December 2005 the following shares were issued for the purpose stated:

- On 14 November 2005 Merafe Resources issued 1,007,239,942 ordinary shares in terms of the rights offer, the terms of which were announced on 7 October 2005. These shares were offered at 55 cents per share. The R554 million raised was used to partly fund Merafe Resources contribution to the Project Lion development and to partly fund the Wonderkop Acquisition.
- 2, 333, 333 shares were issued to employees exercising their share options.

Directorate

During the year under review, and up to the date of this report, the following changes were made to the Group's directorate: Zanele Matlala and Lebo Mogotsi joined the Board as independent non-executive directors.

Non-executive directors Dr Todor Vlajcic and Reinier Posthumus Meyjes both resigned from the Board during 2005 as a result of conflicts of interests, which may arise from their new business ventures.

Mr Guy Clarke, joined the Board in August 2005 as a non-executive director, representing the Industrial Development Corporation (IDC). When he resigned from the employ of the IDC, in terms of IDC policy, he also resigned from the Merafe Resources Board. He will be replaced by a non-executive director to be nominated by the IDC. The Board will also be considering further candidates for independent non-executive directorships.

The non-executive directors did not receive any fees prior to 2005. During 2005 the Board made the decision to remunerate non-executive directors for services rendered during 2004 and 2005. Payment for attendance at Board meeting forms part of the fees of non-executive directors, who are remunerated for the meetings they attend.

Company Secretary and registered office:

Amritha Mahendranath
1st Floor, Block B
68 Wierda Road East
Wierda Valley
Sandton
2196.
PO Box 652157
Benmore, 2010.

Major Shareholders

To the best of our knowledge, the following shareholders were the registered holders of five per cent or more of the issued ordinary shares in the Company at 31 December 2005:

- Royal Bafokeng Resources Holdings (Pty) Limited 32.04%
- The Industrial Development Corporation of South Africa Limited 24.33%
- Allan Gray Asset Management 10.38%
- Stanlib Asset Management 8.26%.

Details of the current Board of Directors are set out on pages 16 and 17 of this annual report.

A detailed report on directors' emoluments has been prepared in accordance with the JSE Limited Listings Requirements and appears in Note 3 to the annual financial statements.

Directors Interests in Merafe Resources

As at 31 December 2005 the directors of the Group are beneficially interested (directly and indirectly) in 1,897,112 shares.

	2005		2004	
	Direct	Indirect	Direct	Indirect
Steve Phiri	62,000	-	62,000	-
Bruce McBride	-	600,000	-	600,000
Stuart Elliot	1,165,112	70,000	1,235,112	-
Reinier Posthumus Meyjes	-	-	193,444	-
Total	1,227,112	670,000	1,490,556	600,000

Special Resolutions

The special resolutions passed by Merafe Resources during the year were:

26 July 2005

Special Resolution Number One: Resolved as a special resolution that, in terms of section 75 (1) (a) of the Companies Act, No 61 of 1973, as amended, and Article 20 of the Articles of Association of the Company and with effect from the registration of this special resolution, the Company s authorised share capital be and is hereby increased from R20 000 000 to R27 500 000 by the creation of 750 000 000 ordinary shares with a par value of R0.01 each ranking *pari passu* in all respects with the other ordinary shares in the capital of the Company.

Special Resolution Number Two: Resolved as a special resolution that, subject to the passing and registration of special resolution number one proposed at the general meeting convened to consider this special resolution, paragraph 8(a) and paragraph 8(a)(i) of the Company s memorandum of association be and is hereby amended by substituting R27 500 000 for the reference for R20 000 000 and 2 750 000 for the reference for 2 000 000.

Details of Investments in Subsidiaries

	Issued share capital R	Percentage holdings 31 Dec 2005	31 Dec 2004	Shares at cost 31 Dec 2005 R	31 Dec 2004 R	Loans to/(from) subsidiaries 31 Dec 2005 R	31 Dec 2004 R
Directly held							
Southwits Mining Company (Pty) Ltd	100	100%	100%	100	100	(102)	(102)
Merafe Chrome & Alloys (Pty) Ltd	200	100%	100%	200	200	725,567	216,736
Indirectly held							
Merafe Ferrochrome & Mining (Pty) Ltd	400	100%	100%	400	400	-	-

Interest in the profits of subsidiaires for the year ended 31 December 2005 amounts to R41.7 million (31 December 2004: R20.0 million).

Post balance sheet date events

The directors are not aware of any material fact or circumstance that has occurred after the balance sheet date, being 31 December 2005 and the date of this report, other than those disclosed in the Future Prospects section of the Chief Executive Officer s Review.

In June 2006 the Company issued 88.4 million shares at an average price of 57 cents, raising capital of R50 million.

In terms of JSE Listings Requirements Merafe Resources has prepared the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB).

Consolidated Income Statements

for the year ended 31 December 2005

	Note	Group		Company	
		12 months ended 31 December 2005 R 000	9 months ended 31 December 2004 R 000	12 months ended 31 December 2005 R 000	9 months ended 31 December 2004 R 000
Revenue	2	614,562	502,369	-	-
Cost of sales*		(511,387)	(443,121)	(23,525)	(13,109)
Gross profit/(loss)		103,175	59,248	(23,525)	(13,109)
Other operating income		-	61	20,775	10,351
Impairment of loan to subsidiary		-		-	(290,945)
Operating profit/(loss) before net financing (costs)/income	3	103,175	59,309	(2,750)	(293,703)
Net financing (costs)/income	4	(57,933)	(38,585)	2,750	2,062
Interest paid		(60,948)	(42,218)	(18)	(43)
Interest received		3,015	3,633	2,768	2,105
Profit/(loss) before taxation		45,242	20,724	-	(291,641)
Income tax expense	5	(3,535)	-	-	-
Profit/(loss) for the year/period		41,707	20,724	-	(291,641)
Basic earnings per share (cents)	6.1	3.05	1.67		
Diluted earnings per share (cents)	6.3	3.01	1.62		
*Balance includes depreciation and amortisation. The amounts are as follows:		(6,987)	(4,469)	(153)	(163)

Consolidated Balance Sheets
as at 31 December 2005

	Note	Group		Company	
		31 December 2005	31 December 2004	31 December 2005	31 December 2004
		R 000	R 000	R 000	R 000
Assets					
Non-current assets		1,330,840	740,826	729,688	221,043
Options for mineral rights	7	258	258	258	258
Property, plant and equipment	8	1,330,236	740,222	3,965	4,151
Investments	9	346	346	725,465	216,634
Current assets		692,500	486,791	85,597	57,366
Available-for-sale bonds	9	-	6,062	-	6,062
Other financial asset	10	-	1,752	-	1,752
Inventories	11	324,309	237,271	-	-
Trade and other receivables		281,449	189,486	890	1,154
Bank and cash	20.2	86,742	52,220	84,707	48,398
Total assets		2,023,340	1,227,617	815,285	278,409
Equity and liabilities					
Capital and reserves		904,868	319,029	803,991	259,859
Issued share capital	12	22,475	12,379	22,475	12,379
Share premium	13	1,091,743	557,035	1,091,743	557,035
Equity-settled share-based payment	14	2,510	1,545	2,510	1,545
Fair value reserve	15	-	1,637	-	1,637
Accumulated loss		(211,860)	(253,567)	(312,737)	(312,737)
Non-current liabilities		232,425	395,990	7	49
Non-current borrowings	16	224,833	391,776	7	49
Provision for close down and restoration costs	17	7,592	4,214	-	-
Current liabilities		886,047	512,598	11,287	18,501
Trade and other payables	18	585,828	412,079	1,239	3,270
Other provisions	19	26,003	21,817	10,001	9,823
Current portion of non - current borrowings	16	100,047	54,669	47	5,408
Bank overdraft	20.2	174,169	24,033	-	-
Total equity and liabilities		2,023,340	1,227,617	815,285	278,409

Statements of Changes in Shareholders' Equity
for the year ended 31 December 2005

	Note	Group		Company	
		12 months ended 31 December 2005 R 000	9 months ended 31 December 2004 R 000	12 months ended 31 December 2005 R 000	9 months ended 31 December 2004 R 000
Issued share capital - ordinary shares	12	22,475	12,379	22,475	12,379
Balance at the beginning of the year/period		12,379	11,956	12,379	11,956
New shares issued during the year/period		10,096	423	10,096	423
Share premium - ordinary shares	13	1,091,743	557,035	1,091,743	557,035
Balance at the beginning of year/period		557,035	527,217	557,035	527,217
Premium on new shares issued during the year/period		534,708	29,818	534,708	29,818
Equity-settled share-based payments	14	2,510	1,545	2,510	1,545
Balance at the beginning of year/period		1,545	849	1,545	849
Share-based payments		965	696	965	696
Accumulated loss		(211,860)	(253,567)	(312,737)	(312,737)
Balance at the beginning of year/period		(253,567)	(316,740)	(312,737)	(20,247)
First time adoption of IFRS	26	-	42,449	-	(849)
Adjusted balances at beginning of the period		(253,567)	274,291	(312,737)	(21,096)
Net profit/(loss) for the year/period		41,707	5,548	-	(290,945)
First time adoption of IFRS	26	-	15,176	-	(696)
Fair value reserve year/period		-	1,637	-	1,637
Balance at the beginning of year/period		1,637	129	1,637	129
Movements recognised directly in equity (refer note 9.3)		322	1,508	322	1,508
Fair value gain on available-for-sale financial instrument matured		(1,959)	-	(1,959)	-
Balance at end of year/period		904,868	319,029	803,991	259,859

Consolidated Statement of Cash Flows
for the year ended 31 December 2005

	Note	Group		Company	
		12 months ended 31 December 2005	9 months ended 31 December 2004	12 months ended 31 December 2005	9 months ended 31 December 2004
		R 000	R 000	R 000	R 000
Cash generated by / (utilised in) operating activities	20	113,535	38,904	(3,125)	(4,659)
Interest paid	4	(60,948)	(42,218)	(18)	(43)
Interest received	4	3,015	3,633	2,768	2,105
Taxation paid	5	(3,535)	-	-	-
Cash flows from operating activities		52,067	319	(375)	(2,597)
Cash flows from investing activities		(590,920)	(21,414)	(502,717)	16,892
Movement in financial instrument		6,177	(4,466)	6,177	16,892
Movement in subsidiary loan acount			(4,466)	(508,831)	-
Acquisition of property plant and equipment		(597,097)	(16,948)	(63)	-
Cash flows from financing activities		423,239	58,225	539,401	24,004
Proceeds from issue of shares		544,804	30,241	544,804	30,240
Movement on non-current borrowings		(121,565)	27,984	(5,403)	(6,236)
Net (decrease)/increase in cash and cash equivalents		(115,614)	37,130	36,309	38,299
Cash and cash equivalents at beginning of year/period	20	28,187	(8,943)	48,398	10,099
Cash and cash equivalents at end of year/period	20	(87,427)	28,187	84,707	48,398

FACT: [illegible]

1. Significant Accounting Policies

Merafe Resources Limited (the Company) is a company domiciled in the Republic of South Africa. The consolidated financial statements of the Company for the year ended 31 December 2005 comprise the Company and its subsidiaries (together referred to as the Group).

The financial statements were authorised for issue by the directors on 26 June 2006.

1.1 Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB). These are the Group's first IFRS compliant financial statements and IFRS 1 has been applied.

An explanation of how the transition of IFRS has affected the reported financial position, financial performance and cash flows of the Group is provided in note 26.

1.2 Basis of Preparation

The financial statements are presented in Rand, rounded to the nearest thousand. They are prepared on the historical cost basis, except for the following assets and liabilities, which are stated at their fair value: derivative financial instruments, financial instruments held for trading, financial instruments classified as available-for-sale and equity-settled share based payments.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future period if the revision affects both current and future periods.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing an opening IFRS balance sheet at 1 April 2004 for the purposes of the transition to IFRS.

Judgements made by Management in the application of IFRS that have a signficant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 26.

There are Standards and Interpretations in issue that are not yet effective. These include the following Standards and Interpretations that are applicable to the business of the entity and may have an impact on future financial statements:

¥ IFRS6, Exploration for and evaluation of mineral resources;
¥ IFRIC 4, Determining whether an arrangement contains a lease;
¥ IFRIC 5, Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds;
¥ IFRS 7, Financial instruments: disclosures (including amendments to IAS1, Presentation of financial statements: capital disclosure).

It is currently estimated that these standards and interpretations will not have a material effect on the financial statements.

The accounting policies have been applied consistently by Group entities.

1.3 Basis of consolidation

1.3.1 Subsidiaries

Subsidiares are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. In the Company financial statements, subsidiaries are stated at cost less accumulated impairment losses.

1.3.2 Transactions Eliminated on Consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

1.3.3. Transactions with Xstrata-Merafe Chrome Venture

The Xstrata-Merafe Chrome Venture resulted in Xstrata and Merafe Resources pooling and sharing their ferrochrome assets. Accounting policy 1.12.1 describes the accounting of the Group s share or revenue generated by the venture, while note 23.3 contains details of the Group s share of the working capital and EBITDA of the venture.

1.4. Foreign Currency

1.4.1 Foreign Currency Transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Rand at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Rand at foreign exchange rates ruling at the dates the fair value was determined.

1.5. Property, Plant and Equipment

1.5.1 Mining Assets

Mining assets, including mine development costs and mine plant facilities are stated at cost less accumulated depreciation and impairment losses. Costs include pre-production expenditure incurred in the development of the mine and the present value of future decommissioning costs. Interest on borrowings to specifically finance the establishment of mining assets is capitalised until substantially all the activities for that mining asset s intended use are complete. Development costs incurred to develop new ore bodies, to define mineralisation in existing ore bodies and to establish or expand productive capacity are capitalised. Mine development costs in the ordinary course of maintaining production are expensed as incurred. Initial development and pre-production costs relating to a new ore body are capitalised until the ore body achieves commercial levels of production, at which time, the asset is deemed to be available for use and is amortised as set out below.

1.5.2 Mineral and Surface Rights

Mineral and surface rights are stated at cost less accumulated depreciation and impairment losses. When there is little likelihood of a mineral right being exploited, or the value of mineral rights have diminished below cost, an impairment loss is affected against income in the period that such determination is made.

1.5.3 Non-mining Assets

Land is shown at cost and is not depreciated. Buildings and other non-mining fixed assets are shown at cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located and, an appropriate proportion of production overheads.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

1.5.4 Subsequent Costs

The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

1.5.5 Depreciation and Amortisation

Assets are depreciated and amortised using the methods disclosed below to their respective residual values.

Residual values, if not insignificant, are re-assessed annually.

1.5.5.1 Mine development costs
Mine development costs are amortised using the units-of-production method, based on estimated proven and probable ore reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits. These reserves are reassessed annually.

1.5.5.2 Mineral and surface rights
Mineral rights that are being depleted are amortised over their estimated useful lives using the units-of-production method, based on proven and probable ore reserves. Where the reserves are not determinable, due to their scattered nature, the straight line method is applied. Mineral rights that are not being depleted are not amortised. Mineral rights that have no commercial value are impaired in full.

1.5.5.3 Mining assets
Mining equipment and structures and plant and equipment are depreciated using the lesser of their estimated useful lives and the units-of-production method based on estimated proven and probable ore reserves. Where ore reserves are not determinable, because of their scattered nature, the straight line method of depreciation is applied.

1.5.5.4 Non-mining assets
Non-mining assets which are depreciated are depreciated on a straight line basis over their estimated useful lives as follows:

- Motor vehicles 20%
- Furniture and equipment 20%.

1.5.5.5 Leased assets
Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Lease payments are accounted for as described in accounting policy 1.13.3.

1.6 Financial Instruments

Financial instruments recognised on the balance sheet include cash and cash equivalents, investments, trade and other receivables, borrowings, trade and other payables and derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

1.6.1 Investments

Investments comprise investments in bonds which are classified as available-for-sale and are accounted for at fair value with all gains and losses included in equity.

1.6.2. Derivative financial instruments

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. Derivative financial instruments, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules of IAS 39. Therefore all gains and losses resulting from such derivative financial instruments are immediately recognised in the income statement.

1.6.3 Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

1.6.4 Trade receivables

Trade receivables are carried at anticipated realisable value. Estimates are made for impairment losses based on a review of all outstanding amounts at year-end. Irrecoverable amounts are written off during the year in which they are identified.

1.6.5 Trade payables

Accounts payable are stated at cost, adjusted for payments made to reflect the value of the anticipated economic outflow of resources.

1.6.6 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

If the effect is material provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

1.7 Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Cost is determined on the following basis:

- Finished goods on hand are valued using the weighted average cost. Cost includes production, amortisation,related administration costs.
- Work-in-progress is valued at weighted average cost. Costs include production, amortisation and related administration costs.
- Consumable stores and raw materials are valued at weighted average cost.

1.8 Impairment

The carrying amount of the Group's assets, other than inventories are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

1.8.1 Calculation of Recoverable Amount

The recoverable amount of assets is the greater of their net selling price and value in use. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

1.8.2 Reversals of Impairment

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

1.9 Share Capital

1.9.1 Preference Share Capital

Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary, or is redeemable but only at the Company's option. Dividends on preference share capital classified as equity are recognised as distributions within equity.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders or if dividend payments are not discretionary. Dividends thereon are recognised in the income statement as an interest expense.

1.9.2 Dividends

Dividends on redeemable preference shares are recognised as a liability and expensed on an accrual basis. Other dividends are recognised as a liability in the period in which they are declared.

1.10 Interest-bearing Borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

1.11 Employee Benefits

1.11.1 Defined contribution plans

Pension plans are funded through monthly contributions to the Merafe Resources Provident Fund. Obligations for contribution to the defined contribution pension plans are recognised as an expense in the income statement as incurred. The Group's liability is limited to its annually determined contributions.

The Group provides medical cover to current employees through various funds. The medical plans are funded through monthly contributions to the medical aid fund. The Group's contributions to the defined contribution medical aid plans are recognised as an expense in the income statement as incurred. The Group's liability is limited to its annually determined contributions.

1.11.2 Equity-settled share based payments

The share option programme allows qualifying directors and certain employees to acquire share options under an employee share option scheme. Share options may be granted to all employees of the Company and of its subsidiaries at the discretion of the directors, subject to the limitations imposed by the share option scheme. The fair value of options is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a Black-Scholes-Merton model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is due only to share prices not achieving the threshold for vesting.

1.11.3 Provision for close-down and restoration costs

Long-term environmental obligations are based on the Group environmental management plans, in compliance with current environmental and regulatory requirements. Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to balance sheet date.

The related entries are capitalised to mining assets and are amortised over the useful lives of the related assets.

Annual movements in the provision relating to the change in the net present value of the provision due to changes in estimated cash flows or discount rates are adjusted against the costs capitalised to mining assets. Annual movements in the provision relating to passage of time, i.e. unwinding of discount is expensed in earnings.

Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean up at closure, in view of the uncertainty of estimating the potential future proceeds. When necessary, contributions are made to a dedicated rehabilitation trust fund to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine.

The amounts contributed to this trust fund are included under non-current assets. Income earned on monies paid to rehabilitation trust funds is accrued on an annual basis and is recorded as interest income.

1.12. Revenue from mining and smelting operations

1.12.1 Goods Sold

The Group accounts for its share of revenue generated by the Xstrata-Merafe Chrome Venture. Revenues associated with sales of commodities are recognised when all significant risks and rewards of ownership of the commodities are sold and transferred to the customer, usually when the commodity is delivered to the shipping agent. Revenue usually includes priced cost, insurance and freight (CIF). Revenue from the sales of by-products is also included in revenue.

1.12.2 Interest Income

Interest income is recognised on a time proportion basis taking account of the principal outstanding and the effective rate to maturity on the accrual basis.

1.13 Expenses

1.13.1 Exploration and Evaluation Costs

Exploration and evaluation costs for each area of interest, other than that acquired from the purchase of another mining company, are carried forward as an asset provided that one of the following conditions is met:

- Such costs are expected to be recouped through successful development and exploration of the area of interest or alternatively, by its sale; or
- Exploration and evaluation activities in the area of interest have not yet reached a stage that permits a reasonable assessment of the existence of otherwise of economically recoverable reserves and active and significant operations in relation to the area are continuing.

Exploration and evaluation expenditure that fails to meet at least one of the conditions outlined above is written off.

Identifiable exploration and evaluation assets acquired are recognised as assets at their cost of acquisition. Exploration and evaluation assets are regularly reassessed and these costs are carried forward provided that at least one of the conditions outlined above is met.

1.13.2 Operating Lease Payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

1.13.3 Finance Lease Payments

Minimum lease payments are basis apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a consistent periodic rate of interest in the remaining balance of the liability.

1.13.4 Financing Costs

Financing costs comprise interest payable on borrowings calculated using the effective interest rate method, dividends on redeemable preference shares and interest receivable on funds invested.

The interest expense component of finance lease payments is recognised in the income statement using the effective interest rate method.

1.13.5 Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Group identified only one segment.

1.14 Income Tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

Deferred tax assets including deferred tax assets relating to the carry forward of unutilised tax losses and/or unutilised capital allowances are recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the relaxed tax benefit will be realised. Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

	Group		Company	
	12 months ended 31 December 2005 R 000	9 months ended 31 December 2004 R 000	12 months ended 31 December 2005 R 000	9 months ended 31 December 2004 R 000
2. Revenue				
Revenue from mining and smelting operations	614,562	502,369	-	-
3. Operating profit/(loss) before net financing (costs)/income				
The following items have been taken into account in arriving at profit/(loss) before net financing (costs)/income:				
Realised and unrealised foreign exchange gains/ (losses)	503	(1,627)	503	(79)
Management fee - Merafe Ferrochrome and Mining (Pty) Ltd			20,775	10,351
Loss on disposal of property, plant and equipment	(96)	-	(96)	-
Auditors' remuneration	(477)	(545)	(382)	(372)
Audit fees - current year	(337)	353	(270)	(180)
Other services	(140)	192	(112)	(192)
Depreciation and amortisation	(6,987)	(4,469)	(153)	(163)
Feasability study costs	(4,173)	-	(4,173)	
Increase in provision for leave pay	(10,110)	(8,310)	(535)	(606)
Increase in provision for legal and self insurance	(144)	(1,449)	-	-
Staff costs	(81,275)	(26,229)	(1,242)	(6,204)
Defined contribution expense - Provident fund	(1,837)	(4,186)	(1,079)	(653)
Directors' remuneration				
Non-executive directors				
C Molefe	213	-	213	-
Q Mbatha	121	-	121	-
*R Meyjes	104	-	104	-
L Mogotsi	69	-	69	-
J Matlala	46	-	46	-
*T Vlajcic	100	-	100	-
	653	-	653	-

*Resigned in August 2005

	Group		Company	
	12 months ended 31 December 2005 R 000	9 months ended 31 December 2004 R 000	12 months ended 31 December 2005 R 000	9 months ended 31 December 2004 R 000
3. Operating profit/(loss) before net financing (costs)/income contd				
Directors remuneration contd				
Executive directors				
S Phiri				
Salary	1,851	1,138	1,851	1,138
Bonus	370	185	370	185
Fringe benefits	97	154	97	154
Provident fund contributions	244	165	244	165
	2,562	1,642	2,562	1,642
SP Elliot				
Salary	1,736	1,115	1,736	1,115
Bonus	321	161	321	161
Fringe benefits	185	108	185	108
Provident fund contributions	234	158	234	158
	2,476	1,542	2,476	1,542
B McBride				
Salary	1,694	1,094	1,694	1,094
Bonus	321	161	321	161
Fringe benefits	160	111	160	111
Provident fund contributions	228	155	228	155
	2,403	1,521	2,403	1,521
Z van der Walt				
Salary	1,284	1,094	1,284	1,094
Bonus	321	161	321	161
Fringe benefits	78	104	78	104
	1,683	1,359	1,683	1,359
	9,124	6,064	9,124	6,064
4. Net Financing (Costs)/Income				
Interest paid:	(60,948)	(42,218)	(18)	(43)
Interest-bearing borrowings	(32,648)	(40,991)	-	(21)
Dividends on redeemable preference shares	(28,281)	-	-	-
Bank	(10)	(1,227)	(9)	(22)
Other	(9)	-	(9)	-
Interest received:	3,015	3,633	2,768	2,105
Bank	2,749	2,933	2,714	2,030
Other	266	700	54	75
Net finance (costs)/income	(57,933)	(38,585)	2,750	2,062

5. Income tax expense

	Group		Company	
	12 months ended 31 December 2005	9 months ended 31 December 2004	12 months ended 31 December 2005	9 months ended 31 December 2004
	R 000	**R 000**	**R 000**	**R 000**
Secondary tax on companies	3,535	-	-	-

No income tax expense has been recognised, as the Company has an estimated assessed loss of R 821,572 (31 December 2004: R 3,100,340) as well as unredeemed capital expenditure of R 198,637 (31 December 2004: R 198,637). No income tax expense has been recognised in the Group as the Group companies have assessed losses. The total estimated assessed losses within the Group are R 96,907,202 (31 December 2004: R 191 067 027) and the total estimated unredeemed capital expenditure of R 1,262,091,079 (31 December 2004: R742 953 403). No deferred tax assets were raised on the estimated assessed losses and the estimated unredeemed capital expenditure as it is uncertain whether future taxable profits will be available against which the unutilised tax losses and capital allowances can be utilised.

	Group	
	12 months ended 31 December 2005	9 months ended 31 December 2004
Reconciliation of effective Group tax rate		
Standard tax rate	29%	30%
STC on dividend	7.8%	-
Rate change	1.0%	-
Non-deductible expenditure	10.8%	20.7%
Assessed losses and unredeemed capital expenditure utilised	(40.8%)	(50.7%)
	7.8%	-

6. Earnings per share (cents)

6.1 Basic earnings per share (cents)

The calculation of basic earnings per share at 31 December 2005 is based on profit attributable to ordinary share holders of R 41,707,132 (31 December 2004: R20,723,520) and a weighted average number of ordinary shares outstanding during the year ended 31 December 2005 of 1,365,455,520 (31 December 2004: 1,236,676,723).

6. Earnings per share (cents) contd

6.2 Headline earnings per share (cents)

	Group	
	12 months ended 31 December 2005	9 months ended 31 December 2004
Headline earnings per share (cents)	2.92	1.67

The calculation of headline earnings per share at 31 December 2005 is based on profit attributable to ordinary shareholders of R 40,069,663 (31 December 2004: R 20,723,520) and a weighted average number of shares outstanding during the year ended 31 December 2005 of 1,365,455,520 (31 December 2004: 1,236,676,723).

	12 months ended 31 December 2005	9 months ended 31 December 2004
Net profit for the year	41,707,132	20,723,520
Fair value gain on available-for-sale financial instrument matured	(1,959,685)	-
Loss on sale of property, plant and equipment	96,044	-
	39,843,491	20,723,520

6.3 Diluted earnings per share (cents)

The calculation of diluted earnings per share at 31 December 2005 is based on profit attributable to ordinary shareholders of R 41,707,132 (31 December 2004: R 20,723,520) and a weighted average number of shares outstanding during the year ended 31 December 2005 of 1,387,858,250 (31 December 2004: 1,276,850,171).

	12 months ended 31 December 2005	9 months ended 31 December 2004
Weighted average number of ordinary shares used in calculating basic earnings per share	1,365,455,520	1,236,676,723
Deemed issue of ordinary shares in respect of share options	22,402,730	40,173,448
Weighted average number of ordinary shares used in calculating diluted earnings per share	1,387,858,250	1,276,850,171

	Group		Company	
	31 December 2005	31 December 2004	31 December 2005	31 December 2004
	R 000	R 000	R 000	R 000
7. Options for mineral rights				
At cost less recoupments and amounts impaired	258	258	258	258
Options acquired are in respect of the mineral rights on certain parts of the farm Schoongezicht 225, Registration Department IR Mpumalanga and portion 9 of farm Annex Glen Ross No. 562 in the Administrative District of Theunissen.				
8. Property, Plant and Equipment				
8.1 Fixed property and mineral rights				
Carrying value at beginning of year/period	24,556	16,438	3,816	3,816
Land and mineral rights at cost	30,162	16,792	3,816	3,816
Accumulated depreciation	(5,606)	(354)	-	-
Carrying value transferred from mining equipment and structure	-	7,990	-	-
	24,556	24,428	3,816	3,816
Additions	96,720	723	-	-
Depreciation charge for the year/period	(814)	(595)	-	-
Carrying value at end of year/period	120,462	24,556	3,816	3,816
Land and mineral rights at cost	126,882	30,162	3,816	3,816
Accumulated depreciation	(6,420)	(5,606)	-	-

A register of the mineral rights and title deeds is available for inspection at the registered office of the Company.

	Group		Company	
	31 December 2005 R 000	31 December 2004 R 000	31 December 2005 R 000	31 December 2004 R 000
8.2 Ferrochrome smelter project				
Carrying value at beginning of year/period	648,121	644,945	-	-
Cost	653,537	648,601	-	-
Accumulated depreciation	(5,416)	(3,656)	-	-
Additions	53,043	4,936	-	-
Depreciation charge for the year/period	(2,477)	(1,760)	-	-
Carrying value at end of year/period	698,687	648,121	-	-
Cost	706,580	653,537	-	-
Accumulated depreciation	(7,893)	(5,416)	-	-
8.3 Mine development project				
Carrying value at beginning of year/period	40,878	34,580	-	-
Cost	43,643	36,395	-	-
Accumulated depreciation	(2,765)	(1,815)	-	-
Additions	-	7,248	-	-
Depreciation charge for the year/period	(1,482)	(950)	-	-
Carrying value at end of year/period	39,396	40,878	-	-
Cost	43,643	43,643	-	-
Accumulated depreciation	(4,247)	(2,765)	-	-
8.4 Mining equipment and structures				
Carrying value at beginning of year/period	13,539	21,929	-	-
Cost	15,980	28,627	-	-
Accumulated depreciation	(2,441)	(6,698)	-	-
Carrying value transferred to land and mineral rights	-	(7,990)	-	-
	13,539	13,939	-	-
Additions	25,619	-	-	-
Depreciation charge for the year/period	(1,373)	(400)	-	-
Carrying value at end of year/period	37,785	13,539	-	-
Cost	41,599	15,980	-	-
Accumulated depreciation	(3,814)	(2,441)	-	-

	Group		Company	
	31 December 2005 R 000	31 December 2004 R 000	31 December 2005 R 000	31 December 2004 R 000
8.5 Plant and equipment				
Carrying value at beginning of year/period	675	944	22	36
Cost	2,187	2,187	94	94
Accumulated depreciation	(1,512)	(1,243)	(72)	(58)
Depreciation charge for the year/period	(213)	(269)	(19)	(14)
Carrying value at end of year/period	462	675	3	22
Cost	2,187	2,187	94	94
Accumulated depreciation	(1,725)	(1,512)	(91)	(72)
8.6 Motor vehicles				
Carrying value at beginning of year/period	301	435	217	313
Cost	893	893	639	639
Accumulated depreciation	(592)	(458)	(422)	(326)
Disposals at carrying value	(96)	-	(96)	-
Depreciation charge for the year/period	(112)	(134)	(61)	(96)
Carrying value at end of year/period	93	301	60	217
Cost	392	893	138	639
Accumulated depreciation	(299)	(592)	(78)	(422)
8.7 Office furniture and equipment				
Carrying value at beginning of year/period	1,316	1,480	96	149
Cost	2,615	2,418	399	399
Accumulated depreciation	(1,299)	(938)	(303)	(250)
Additions	63	197	63	-
Depreciation charge for the year/period	(516)	(361)	(73)	(53)
Carrying value at end of year/period	863	1,316	86	96
Cost	2,678	2,615	462	399
Accumulated depreciation	(1,815)	(1,299)	(376)	(303)
8.8 Wonderkop assets				
Carrying value at beginning of year/period	-	-	-	-
Cost	-	-	-	-
Accumulated depreciation	-	-	-	-
Additions	231,913	-	-	-

	Group		Company	
	31 December 2005 R 000	31 December 2004 R 000	31 December 2005 R 000	31 December 2004 R 000
8.8 Wonderkop assets contd				
Carrying value at end of year	231,913	-	-	-
Cost	231,913	-	-	-
Accumulated depreciation	-	-	-	-
8.9 Lion Project				
Carrying value at beginning of year	-	-	-	-
Cost	-	-	-	-
Accumulated depreciation	-	-	-	-
Additions	198,887	-	-	-
Carrying value at end of year	198,887	-	-	-
Cost	198,887	-	-	-
Accumulated depreciation	-	-	-	-
8.10 Capital work-in-progress				
Costs capitalised to date	1,688	10,836	-	-
Total carrying value at end of year/period	1,330,236	740,222	3,965	4,151
8.11 Capitalised finance leases				
Leased assets where the Company is the lessee are included in 8.2, Ferrochrome smelter project and 8.6 Motor vehicles				
Cost	138	1,397	138	639
Accumulated depreciation	(78)	(687)	(78)	(422)
Carrying value at end of year/period	60	710	60	217
9. Investments				
9.1 Wholly-owned subsidiaries				
Southwits Mining Company (Pty) Ltd			(102)	(102)
Shares at cost			*	*
Loan from subsidiary			(102)	(102)
Merafe Chrome & Alloys (Pty) Ltd				
Shares at cost			*	*
Loan to subsidiary			725,567	216,736
Loan at cost			1,016,512	507,681
Provision for impairment			(290,945)	(290,945)
Total wholly-owned subsidiaries			725,465	216,634

* Amount is less than one thousand.

The investment in the subsidiary has been impaired so that the investment is carried at no more than its recoverable amount. The impairment loss will be reversed if the subsidiary reduces its accumulated loss and becomes profitable. These loans are unsecured, interest free and have no fixed repayment terms. The loan to Merafe Chrome & Alloys (Pty) Ltd has been subordinated in favour of claims by other creditors of that company.

	Group		Company	
	31 December 2005	31 December 2004	31 December 2005	31 December 2004
	R 000	R 000	R 000	R 000
9. Investments contd				
9.2 Flexidowment policy				
Held to maturity - Flexidowment policy	346	346	-	-
This flexidowment policy is managed by Old Mutual and matured in April 2005. This policy has been ceded to the Horizon Nature Conservation Trust and forms part of the Trust's accumulated rehabilitation funds.				
9.3 Bond				
Available-for-sale investment bond				
At beginning of the year/period	6,062	9,411	6,062	9,411
Fair value surplus transfered to equity	322	1,508	322	1,508
Matured during the year/period	(6,384)	(4,857)	(6,384)	(4,857)
At end of the year/period	-	6,062	-	6,062
Available-for-sale investments consisting of one zero trade bond matured on 28 September 2005. The yield to maturity was 10.32%. The fair value is estimated by reference to the current market value of similar instruments.				
Total investments	346	6,408	725,465	222,696
Non-current	346	346	725,465	216,634
Current	-	6,062	-	6,062
	346	6,408	725,465	222,696

	Group		Company	
	31 December 2005	31 December 2004	31 December 2005	31 December 2004
	R 000	R 000	R 000	R 000
10. Other financial asset				
Forward exchange contract asset - licensing fee	-	1,752	-	1,752
11. Inventories				
Consumables stores	26,725	14,917	-	-
Raw materials and work-in-progress	82,886	76,295	-	-
Final product	214,698	146,059	-	-
	324,309	237,271	-	-
12. Share capital				
Authorised - 2,750,000,000 (31 December 2004: 2,000,000,000) ordinary shares of 1 cent each.	27,500	20,000	27,500	20,000
Issued - 2,247,490,793 (31 December 2004: 1,237,917,518) ordinary shares of 1 cent each.	22,475	12,379	22,475	12,379
13. Share premium				
Balance at the beginning of year/period	557,035	527,217	557,035	527,217
Arising from issue of new shares	544,836	29,928	544,836	29,928
Share issue expenses	(10,128)	(110)	(10,128)	(110)
	1,091,743	557,035	1,091,743	557,035

The unissued share capital is under the control of the directors, subject to the Companies Act and the JSE Limited Listings Requirements, until the next annual general meeting. The directors report and note 23 set out the details in respect of the share option scheme.

14. Equity - settled shared-based payments

Merafe Resources has applied the provisions of IFRS 2, share-based payments, except for share options granted before 7 November 2002, or share options granted after this date but which had vested prior to 1 January 2005 (refer note 26).

Previously, share options granted to employees did not result in an expense to Merafe Resources, other than a dilution in earnings per share when the shares were issued.

Balance at beginning of year/period	1,545	849	1,545	849
Fair value during current year/period	965	696	965	696
Balance at end of year/period	2,510	1,545	2,510	1,545

	Group		Company	
	31 December 2005	31 December 2004	31 December 2005	31 December 2004
	R 000	R 000	R 000	R 000
15. Fair value reserve				
Balance at the beginning of year/period	1,637	129	1,637	129
Movements recognised directly in equity (refer note 9.3)	322	1,508	322	1,508
Fair value gain on available-for-sale financial instrument matured	(1,959)	-	(1,959)	-
Balance at end of year/period	-	1,637	-	1,637
16. Non-current borrowings				
16.1 Loan: Ferrochrome smelter and mine development	-	435,307	-	-
16.2 Loan: Establishment of mining and related operations	2,350	5,379	-	-
16.3 Loan: Licence fees payable	-	5,309	-	5,309
16.4 Finance leases	54	450	54	148
16.5 Preference shares	322,476	-	-	-
Balance at end of year/period	324,880	446,445	54	5,457
Current portion of non-current borrowings	(100,047)	(54,669)	(47)	(5,408)
	224,833	391,776	7	49

16.1 The following securities in respect of these loans are held by Investage 123 (Pty) Ltd on behalf of the lenders and have been registered:

¥ a general notarial bond over all of the Group's movable assets.
¥ a mortgage bond over the surface of portion 21 of the farm Boschhoek 103, registration division JQ, North West Province.
¥ a collateral special notarial bond over the Ferrochrome smelter and the mine development project (refer note 8.3).
¥ a first collateral mortgage bond over the mineral leases of the Group.
¥ a cession of all rights, title and interest in various securities.
¥ a limited guarantee by the holding companies.
¥ a pledge of the subsidiary's shares and a cession of all rights in respect of the shareholder's loan by the holding companies.

These loans from Absa Corporate and Merchant Bank Limited and the Industrial Development Corporation which bore interest at 13.55% per annum were repaid during the year and replaced by the redeemable preference shares disclosed in note 16.5. Interest on these loans and a fixed portion of these loans were repaid twice a year in May and November.

16.2 The loan is secured and repayable in monthly instalments of R 233,000 (31 December 2004: R 233,000) and bears interest at a variable rate of 2% below prime overdraft rate.

16.3 These foreign licence fees were payable by irrevocable and transferable letters of credit issued on the Company's behalf by a financial institution. The licence fees, which were covered by forward exchange contracts, were payable on 28 September 2005. The licence fees payable were not secured and did not bear interest.

16.4 These loans are secured by finance lease agreements over equipment with a book value of R 59,639 (31 December 2004: R 709,346) as per note 8.11. These loans are repayable in monthly instalments of R 4,100 (31 December 2004: R 42, 463) *and bear interest at the prime overdraft rate.*

	Group		Company	
	31 December 2005 R 000	31 December 2004 R 000	31 December 2005 R 000	31 December 2004 R 000
Minimum lease payments:				
Repayable within the next year	50	402	50	103
Repayable later than 1 year but not later than 5 years	8	83	8	57
Future finance charges on finance leases	(4)	(35)	(4)	(12)
	54	450	54	148

16.5 These redeemable preference shares held by Absa Corporate and Merchant Bank Limited and the Industrial Development Corporation, have a fixed preference dividend rate of 9.95%, payable quarterly.

	Group 31 December 2005 R 000	Group 31 December 2004 R 000	Company 31 December 2005 R 000	Company 31 December 2004 R 000
17. Provision for close down and restoration costs	7,592	4,214	-	-
Balance at beginning of year/period	4,214	862	-	-
Utilised during the year/period	(1,528)	(193)	-	-
Charge for the year/period	4,906	3,545	-	-
18. Trade and other payables				
Trade payables	559,310	249,031	246	340
Other payables	26,518	161,645	993	1,527
Included in trade and other payables in 2005 is an amount of R63.3 million (31 December 2004: R141.0 million) owed to Xstrata. Interest on this loan is charged at prime overdraft rates.				
Foreign exchange liability - licencing fee	-	1,403	-	1,403
	585,828	412,079	1,239	3,270
19. Other provisions				
Leave pay provision:	16,205	11,268	898	720
Opening balance	11,268	3,727	720	734
Utilised during the year/period	(5,173)	(769)	(357)	(620)
Additional provision made during the year	10,110	8,310	535	606
Legal and self insurance	695	1,446	-	-
Opening balance	1,446	-	-	-
Utilised during the year/period	(895)	(3)	-	-
Additional provision made during the year	144	1,449	-	-
Downstream project	9,103	9,103	9,103	9,103
Total provisions	26,003	21,817	10,001	9,823

19. Provisions Contd

The Downstream project relates to a feasibility study and investigation which is being undertaken by Merafe Resources Limited (Merafe Resources). An amount of R 9,103,403 (one million Euros at the date of transaction) was advanced to Merafe Resources by ThyssenKrupp Metallurgie GMBH (Thyssen) in respect of this project. Merafe Resources shall issue shares to Thyssen for the amount of R9,103,403 for this investigation receipt. The number of Merafe Resources shares shall be the investigation receipt divided by the issue price (weighted average price of Merafe Resources shares traded on the JSE Limited (JSE)) thirty days before the payment date being (the earlier of thirty days after the Downstream Project is "hot commissioned" and/or 1 April 2006).

	Group		Company	
	12 months ended 31 December 2005 R 000	9 months ended 31 December 2004 R 000	12 months ended 31 December 2005 R 000	9 months ended 31 December 2004 R 000
20. Cash Flow Information				
20.1 Cash generated by/(utilised in) operating activities				
Profit/(loss) for the year/period	41,707	20,724	-	(291,641)
Adjusted for:				
Depreciation and amortisation	6,987	4,469	153	163
Interest received	(3,015)	(3,633)	(2,768)	(2,105)
Interest paid	60,948	42,218	18	43
Taxation paid	3,535	-	-	-
Unrealised foreign exchange loss	-	1,638	-	-
Impairment of loan in subsidiary	-	-	-	290,945
Equity-settled share based payment expense	965	696	965	696
Loss on disposal of property, plant and equipment	96	-	96	-
Operating profit/(loss) before working capital changes	111,223	66,112	(1,536)	(1,899)
Working capital changes	2,312	(27,208)	(1,589)	(2,760)
Increase in inventories	(87,038)	(144,474)	-	-
(Increase)/decrease in trade and other receivables	(91,963)	(130,748)	264	163
Increase/(decrease) in trade and other payables	173,749	235,675	(2,031)	(2,908)
Increase/(decrease) in provisions	7,564	12,339	178	(15)
	113,535	38,904	(3,125)	(4,659)
20.2 Cash and Cash Equivalents				
Bank and Cash	86,742	52,220	84,707	48,398
Bank overdraft	(174,169)	(24,033)	-	-
	(87,427)	28,187	84,707	48,398

21. Fair value and credit risk of financial instruments

In the normal course of its operations, the Group is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the Group may enter into transactions that make use of financial instruments. The Group did not acquire, hold or issue derivative instruments for trading purposes.

Concentration of credit risk

The Group s cash and cash equivalents do not represent a concentration of credit risk because the Group deals with a variety of major banks. As regards receivables, the Group sells the majority of its ferrochrome to customers in terms of the Xstrata-Merafe Chrome Venture agreement. As a result of these, the Group believes that no concentration of risk exists with regards to sales to these customers, due to the international markets for their product. The Group has a policy to identify impairment indicators and impair receivables if necessary.

Foreign currency and commodity price risk

In the normal course of business, the Group enters into transactions denominated in foreign currencies (primarily US$). In addition the Group had liabilities in US$. As a result, the Group was subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. The strengthening of the South African Rand against the US$ in the current financial year resulted in exchange gains being achieved on the foreign borrowings which have been offset to an extent by unrealised exchange losses arising on foreign sales contracts. The Group does not hedge its foreign currency exposure to the ferrochrome price fluctuation risk or Rand: US$ exchange rate.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of cash investments and financing activities, giving rise to interest rate risk. In the ordinary course of business the Group receives cash from its operations to fund working capital and capital expenditure requirements, as well as debt repayments. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks.

22. Share option scheme

	Number of options 31 December 2005 000s	Number of options 31 December 2004 000s
Movement in the number of share options held by employees is as follows:		
Balance at the beginning of the year/period	91,065	92,658
Options granted during the year/period	2,000	-
Options exercised during the year/period	(2,333)	(1,593)
Options forfeited during the year/period	(11,124)	-
Balance at the end of the year/period	79,608	91,065
Share options outstanding at the end of the year/period have the following terms		
	000s	000s
Exercise price:		
35 cents	8,985	9,985
39 cents	9,985	9,985
40 cents	5,994	5,994
45 cents	38,110	48,145
54 cents	10,034	10,150
60 cents	2,000	1,874
69 cents	0	32
73 cents	2,500	2,500
82 cents	500	500
98 cents	1,500	1,500
114 cents	0	400
	79,608	91,065

	Number of options 31 December 2005 000s	Number of options 31 December 2004 000s
Share option scheme (continued)		
Exercise dates:		
31 December 2003	9,985	11,315
30 June 2004	16	32
31 December 2004	16,316	24,647
30 June 2005	16	32
31 December 2005	23,342	24,817
30 June 2006	4,027	4,378
31 December 2006	14,190	14,662
30 June 2007	4,011	4,347
31 December 2007	860	1,328
30 June 2008	4,011	4,346
31 December 2008	1,500	1,161
31 December 2009	667	-
31 December 2010	667	-
	79,608	91,065

Share option scheme (continued)

The following share options were outstanding at 31 December 2005 in favour of directors of the Company:

	Z van der Walt	SP Elliot	B McBride	DS Phiri
Average Exercise Price (Cents)	44	44	44	54
	000 s	**000 s**	**000 s**	**000 s**
Exercisable on 31 December 03	3,329	3,329	3,329	-
Exercisable on 30 June 04	7	7	7	-
Exercisable on 31 December 04	3,328	3,328	3,328	-
Exercisable on 30 June 05	5	5	5	-
Exercisable on 31 December 05	3,340	3,340	3,340	-
Exercisable on 30 June 06	5	5	5	3,345
Exercisable on 31 December 06	11	11	11	-
Exercisable on 30 June 07	-	-	-	3,345
Exercisable on 30 December 07	9	9	9	-
Exercisable on 30 June 08	-	-	-	3,344
Total	10,034	10,034	10,034	10,034

23. Related Party Transactions

23.1 Identity of related parties

The Group has related party relationships with its wholly-owned subsidiaries (refer note 9.1), Xstrata-Merafe Chrome Venture (refer note 23.3), the Industrial Development Corporation (refer note 23.4) Royal Bafokeng Resources Holdings (Pty) Limited (refer note 23.5) and with its directors (refer note 23.2)

23.2 Transactions with its directors

Directors of the Company control 0.08% of the voting shares of the Company. In addition to their salaries, the Company also contributes to a provident fund (defined contribution plan) and medical aid fund on their behalf (refer note 3). Executive directors also participate in the Company's share option scheme (refer note 22).

23.3 Transactions with Xstrata-Merafe Chrome Venture

The Xstrata-Merafe Chrome Venture resulted in Xstrata and Merafe Resources pooling and sharing their ferrochrome assets. While Merafe Resources assets form part of the Xstrata-Merafe Venture, Merafe Resources retains ownership of its assets and is closely involved in the Venture's operations through the Chrome Exco and joint board formed to oversee the combined operations of both companies. The Group received 11% to 30 June 2005, 14% to 15 Nov 2005 and 17% to 31 December 2005 of the Venture's working capital and EBITDA respectively during the year.

Included in the consolidated financial statements are the following items that represent the Group's share of the working capital and EBITDA of the Venture:

	2005 R 000	2004 R 000
Inventories	318,480	230,688
Trade and other receivables	249,920	149,571
Bank and cash	1,283	2,621
Trade account between participants	(172,354)	(17,171)
Provisions	(23,593)	(16,208)
Trade and other payables	(168,009)	(218,614)
Bank overdraft	(174,169)	(24,033)
Net assets	31,558	106,854
EBITDA	143,624	55,100

23.4 Transactions with the Industrial Development Corporation of South Africa Limited (IDC)

The IDC is considered to be a related party, due to their ability to exercise significant influence over financial and operating decisions of Merafe Resources. The significant influence is a result of the aforementioned party's shareholding of 24.33%. The IDC has provided financing in respect of the operations as set out in note 16.1, 16.2 and 16.5.

23.5 Transaction with Royal Bafokeng Resources Holdings (Pty) Limited (RBR)

The RBR is considered to be a related party due to their ability to exercise significant influence over financial and operating decisions of Merafe Resources. The significant influence is a result of the aforementioned party's shareholding of 32.04%. No transactions occurred during the year.

24. Contingencies and Commitments

To the best of our knowledge and belief there are no contingent liabilities to third parties and/or contingent assets which may materially affect the financial position of the Group.

25. Operating leases

Operating lease rentals are payable as follows:	2005 R 000	2004 R 000
Less than one year	179	315
Between one and five years	193	372
	372	687

The Group leases offices and various items of office equipment. The leases typically run for a period of five years.

26. First time adoption of IFRS

The date of transition to IFRS for Merafe Resources is 1 April 2004 and therefore as required by IFRS 1, Merafe Resources opening balance sheet at 1 April 2004 has been restated to reflect all existing IFRS statements expected to be applicable at 31 December 2005. Merafe Resources has adopted the following transitional arrangement:

Share-based payments

Merafe Resources has applied the provisions of IFRS 2, share-based payments except for share options granted before 7 November 2002, or share options granted after this date, but which had vested prior to 1 January 2005.

Previously, share options granted to employees did not result in any expense to Merafe Resources, other than a dilution in earnings per share when the shares were issued. In accordance with the requirements of IFRS 2, Merafe Resources has recognised an expense in the income statement, with a corresponding credit in equity. The fair value at the date of granting the options is charged to income over the relevant option vesting periods, adjusting to reflect actual and expected levels of vesting.

Property, plant and equipment

Merafe Resources has applied the provisions of IAS 16 - Property, Plant and Equipment, which requires that the Company provide an annual review and assessment of the useful life of its assets, depreciation method and residual values at the end of each financial year and adjusts depreciation charges accordingly. Thus, the depreciable amount of property, plant and equipment is its cost less its residual value. Where items of property, plant and equipment comprise individual components for which different depreciation periods are appropriate, each component is accounted for separately.

Management has assessed the residual values of certain of the operating assets as higher than the current carrying value of these assets, hence no depreciation has been calculated on these assets. This will be re-assessed on an annual basis.

FACT: [illegible] water tanks can withstand the type of deformation they would be subjected to [illegible]

26. First time adoption of IFRS contd

Previously individual components were not always separately identified and no residual value was used in determining the depreciated amount of the component.

The effect of the above adjustments on accumulated loss on an annual basis is as follows:

	R 000
Accumulated loss - 31 March 2004 - SA GAAP	(316,740)
IFRS adjustments:	
- Share-based payments	(849)
- Property, plant and equipment	43,298
Accumulated loss - 31 March 2004 - IFRS	(274,291)
Net profit after tax - 31 Dec 2004 - SA GAAP	5,548
IFRS adjustments:	
- Share-based payments	(696)
- Property, plant and equipment	15, 872
Accumulated loss - 31 Dec 2004 - IFRS	(253,567)

The effect of the above adjustments on net profit after tax is as follows:	Nine months to 31 December 2004 R 000
Net profit after tax - SA GAAP	5,548
IFRS adjustments:	
- Share-based payments	(696)
- Property, plant and equipment	15,872
Net profit after tax - IFRS	20,724

27. Post balance sheet date events

The directors are not aware of any material fact or circumstancer that has occurred after the balance sheet date, being 31 December 2005 an the date of this report, other than those disclosed in the Future Prospects section of the Chief Executive Officer s Review.

In June 2006, the Company issued 88.4 million shares at an average price of 57 cents, raising capital of R50 million.

28. Capital commitments

The Group s capital commitments at year end were:

¥ Project Lion R128,481,229.

¥ Other Xstrata-Merafe Chrome Venture commitmnts: R6,467,112.

These commitments ar expected to be settled in the following financial year.

Shareholder Information

Analysis of Ordinary Shareholders as at 31 December 2005

	Number of shareholders	Percentage of all shareholders	Number of shares held	Percentage of shares issued
Analysis of Shareholdings				
Range				
1 - 1000	529	10.90	298,973	0.01
1001 - 5000	971	20.00	3,110,847	0.14
5001 - 10 000	813	16.75	6,864,358	0.31
10 001 - 100 000	2,021	41.63	73,078,417	3.25
100 001 - 1 000 000	411	8.47	113,502,065	5.05
1 000 001 and more	109	2.25	2,050,636,133	91.24
Totals	4,854	100.00	2,247,490,793	100.00
Distribution of Shareholders				
Category				
Diluted funds			1,515,604,699	67.44
Pension funds			272,235,598	12.11
Private companies			179,872,034	8.00
Individuals			160,610,159	7.15
Close corporations			38,479,009	1.71
Other coporations			34,184,408	1.52
Nominees and other institutions			32,463,543	1.44
Banks			14,041,343	0.63
Totals			2,247,490,793	100.00
Shareholder Spread				
Public	4,849	99.90	973,255,249	43.30
Non-public	5	0.10	1,274,235,544	56.70
Directors (directly held)	2	0.04	1,227,112	0.05
Associates	1	0.02	6,014,445	0.28
Royal Bafokeng Resources	1	0.02	720,163,887	32.04
Industrial Development Corporation	1	0.02	546,830,100	24.33
Totals	4,854	100.00	2,247,490,793	100.00

JSE Limited - share statistics - as at 31 December 2005	
Share Price (cents)	
High	84
Low	49
Closing price at 31 December 2005	61
Shares traded	
Number of shares	295,192,910
Value of shares	R179,634,103
Volume traded as a % of weighted average shares in issue	21.6%
Market Capitalisation	
As at 31 December 2005	1,370,969,384

Shareholders Diary

Meetings

Annual General Meeting for 2005 - 24 July 2006

Annual General Meeting for 2006 - June 2007

Reports

Interim report for the six months to 30 June 2006 to be released 2 August 2006.

Annual results for the 12 months to 31 December 2006 to be released in March 2007.

Annual report for the 12 months to 31 December 2006 to be published in May 2007.

Global Reporting Initiative Guidelines Index

GRI Indicator	Topic	Page
Vision and Strategy		
1.1	Statement of the organisation s vision and strategy regarding its contribution to sustainable development.	4, 15
1.2	CEO or equivalent senior manager statement description key elements of the report.	15
Organisational Profile		
2.1	Name of reporting organisation	4
2.2	Major products	4
2.3	Operational structure	4
2.4	Major divisions	4
2.5	Countries of operation	4
2.6	Nature of ownership	4
2.7	Markets served	12
2.8	Scale of reporting organisation	22
	¥ Number of employees	22
	¥ Products/services offered	4
	¥ Net sales	
	¥ Total capitalisation broken down in terms of debt and equity	43
	¥ Total assets and breakdowns of sales/revenues by countries/regions that make up 5% or more of total revenue costs by country/region.	43 - 45
2.9	Stakeholders	
	¥ Communities	3
	¥ Customers	22
	¥ Shareholders and providers of capital	22
	¥ Suppliers	23
	¥ Trade unions	23
	¥ Workforce, direct and indirect	22
Report Scope		
2.10	Contact person	2
2.11	Reporting period	2
2.12	Date of most recent previous report	6
2.13	Boundaries of report and any specific limitations on the scope.	2
2.14	Significant changes in size, structure, ownership or products/services.	4
2.15	Basis for reporting on joint ventures, partially owned subsidiaries, leased facilities, outsourced operations.	46 - 47
2.16	Restatements of information in earlier reports.	-
Report Profile		
2.17	Decisions not to apply GRI principles or protocols in the preparation of the report.	n/a
2.18	Criteria/Definitions used in any accounting for economic, environmental or social costs and benefits.	39
2.19	Significant changes from previous years in the measurement methods applied to key economic, environmental and social information.	n/a
2.20	Policies and internal practices to enhance assurance about the accuracy, completeness and reliability of the report.	38
2.21	Policy and current practice with regard to providing independent assurance for the full report.	-
2.22	Means by which report users can obtain additional information and reports about economic, environmental, and social aspects of the organisation s activities, including facility-specific information.	2

Global Reporting Initiative Guidelines Index

GRI Indicator	Topic	Page
Governance Structure and Management Systems		
Structure and Governance		
3.1	Governance structure.	18, 19
3.2	Independent non-executive directors.	18
3.3	Expertise of board members.	6, 7, 20
3.4	Board level processes for overseeing the organisation s identification and management of economic, environmental, and social risks and opportunities.	19
3.5	Linkage between executive compensation and achievement of financial and non-financial goals.	20
3.6	Organisational structure - key individuals responsible for oversight, implementation and audit of economic, environmental and social policies, as well as general organisational structure below board level.	20
3.7	Mission and values statements, internally developed codes of conduct or principles and policies relevant to economic, environmental, and social performance and the status of implementation.	21
3.8	Mechanisms for shareholders to provide recommendations or direction to the board of directors.	22
Stakeholder Engagement		
3.9	Identification and selection of major stakeholders.	22
3.10	Approaches to stakeholder consultation - reported in terms of frequency of consultations by type and by stakeholder group.	22
3.11	Type of information generated by stakeholder consultations (key issues and concerns raised).	22
3.12	Use of information from stakeholder engagements.	22 - 23
Overarching Policies and Management Systems		
3.13	Explanation of whether and how the precautionary approach or principle is addressed by the organisation.	-
3.14	Externally developed, voluntary economic, environmental and social charters, sets of principles, or other initiatives to which the organisation subscribes or which it endorses.	24
3.15	Principle memberships in industry and business associations and/or national/ international advocacy organisations.	-
3.16	Policies and/or systems for managing upstream and downstream impacts including supply chain management as it pertains to outsourcing and supplier environmental and social performance; and product and service stewardship initiatives.	24 - 26
3.17	Approach to managing indirect economic, environmental and social impacts from activities.	22 - 31
3.18	Major decisions during the reporting period regarding the location of,or changes, in, operations.	3
3.19	Programmes and procedures pertaining to economic, environmental and social performance. Priority and target settings Major programmes to improvement performance. Performance monitoring. Internal and external auditing and Senior management review.	22 - 31 6 - 15
3.20	Status of certification pertaining to economic, environmental and social management systems (adherence to environmental management standards, labour, or social accountability management system or other management systems for which formal certification is available).	31
GRI Content Index		
4.1	Location of GRI report content.	70 - 71

Notice of Annual General Meeting

Merafe Resources Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1987/003452/06)
(the Company)

ISIN:ZAE000060000
Share code:MRF

Notice is hereby given that the nineteenth annual general meeting of members of Merafe Resources Limited will be held at 1st Floor, Block B, 68 Wierda Road East, Wierda Valley, Sandton, at 11:00 on Monday, 24 July 2006, for the purpose of conducting the following business:

1. To receive, consider and adopt the annual financial statements of the Company for the year ended 31 December 2005.
2. To elect the following directors, who retire by rotation and, being eligible, offer themselves for re-election:
   2.1 Mr Steve Phiri and
   2.2 Mr Zed van der Walt
   as executive directors.
   Brief CVs of these directors are set out on page 17 of this annual report.
3. To approve the directors remuneration for the year ended 31 December 2005.
4. To re-appoint KPMG Inc as auditors for the ensuing year.
5. To authorise the directors to determine the auditors remuneration.
6. To approve the auditors remuneration.

As special business to consider and, if deemed fit, to pass with or without modification the following resolutions:

Ordinary resolution number 1
Control of authorised but unissued shares

Resolved that the entire authorised but unissued share capital of the Company from time to time be placed under the control of the directors of the Company until the next annual general meeting, with the authority to allot and issue all or part thereof at their discretion subject to the provisions of sections 221 and 222 of the Companies Act, Act 61 of 1973, as amended (the Act), the Articles of Association of the Company (the Articles) and the JSE Limited (JSE) Listings Requirements.

Ordinary resolution number 2
Issue of shares for cash

Resolved that the directors of the Company be given general authority to issue all or any of the authorised but unissued ordinary shares of one cent each for cash as and when suitable situations arise, subject to the Act, the Articles, the JSE Listings Requirements and the following limitations, namely:

- that this authority shall not extend beyond 15 (fifteen) months from the date of this meeting or the date of the next annual general meeting, whichever is the earlier date;
- that a paid press announcement giving full details, including the effect on net asset value and earnings per share will be published at the time of any issue representing, on a cumulative basis, within one financial year, 5% or more of the number of shares of that class in issue prior to the issues;
- that issues in the aggregate in any one financial year will not exceed 15% of the number of shares of any class of the Company s issued share capital, including instruments which are compulsorily convertible into shares of that class;
- that, in determining the price at which an issue of shares will be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price of the shares in question, as determined over the 30 days prior to the date that the price of the issue is determined or agreed by the directors;
- that any such issue will only be made to public shareholders as defined by the JSE and not to any related parties.

The approval of a 75% majority of the votes cast by shareholders present or represented by proxy at this meeting is required for ordinary resolution number 2 to be carried.

Voting and attendance at the *general meeting*

Any member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend, speak and vote thereat in his/her stead. The proxy so appointed need not be a member of the Company. Proxy forms should be forwarded to reach the registered office of the transfer secretaries of the Company or the Company s registered office by no later than 11:00 on Friday, 21 July 2006.

Members who have not dematerialised their shares or who have dematerialised their shares with own name registration are entitled to attend and vote at the meeting and are entitled to appoint a proxy or proxies to attend, speak and vote in their stead. The person so appointed need not be a member. Proxy forms should be forwarded to reach the registered office of the Company or the transfer secrataries by no later than 11:00 on Friday, 21 July 2006.

Members who have dematerialised their shares, other than those members who have dematerialised their shares with own name registration, should contact their Central Securities Depository Participant (CSDP) or broker, in the manner and time stipulated in their agreement:

- *to furnish them with their voting* instructions; and
- in the event that they wish to attend the meeting, to obtain the necessary authority to do so.

By order of the Board.

A Mahendranath
Company Secretary

Sandton
26 June 2006

Form of Proxy

Merafe Resources Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1987/003452/06)
(the Company)

ISIN:ZAE000060000
Share code:MRF

Only for use by members who have not dematerialised their shares or members who have dematerialised their shares with own name registration. All other dematerialised shareholders must contact their CSDP or broker to make the relevant arrangements concerning voting and/or attendance at the annual general meeting.

Form of proxy for the nineteenth annual general meeting

I/We (Name in block letters)

of (Address)

being the holder/s of ordinary shares
in the Company, hereby appoint (see note 1):

1. or failing him

2. or failing him

3. the chairman of the Company, or failing him, the chairperson of the annual general meeting, as my/our proxy to vote for me/us on my/our behalf at the annual general meeting of the Company to be held at Merafe Resources Limited at 1st Floor, Block B, 68 Wierda Road East, Wierda Valley, Sandton, on Monday, 24 July 2006 at 11:00, or at any adjournment thereof.

	I/We desire to vote as follows (see note 2):	Number of Votes For	Against	Abstain
1.	To receive, consider and adopt the annual financial statements			
2.	To elect the following directors who retire by rotation:			
2.1	Mr S Phiri; and			
2.2	Mr Z van der Walt			
3.	To approve the directors remuneration			
4.	To re-appoint KPMG Inc. as auditors for the ensuing year			
5.	To authorise the directors to determine the auditors remuneration			
6.	To approve the auditors remuneration			
7.	Ordinary resolution number 1: To place the unissued shares under the control of the directors			
8.	Ordinary resolution number 2: To authorise the Company to issue shares for cash			

Signed at on 2006

Signature (Assisted by me - where applicable)

Please see notes overleaf

Form of Proxy

Notes:

1. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder s choice in the space(s) provided, with or without deleting the chairperson of the general meeting of shareholders, but any such deletion must be initialled by the shareholder. The person whose name stands first on the form of proxy and who is present at the annual general meeting of shareholders will be entitled to act as proxy to the exclusion of those whose names follow.
2. A shareholder s instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that shareholder in the appropriate box provided. Failure to comply will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting of shareholders as he/she deems fit in respect of all the shareholder s votes exercisable thereat. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by his proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the shareholder or by the proxy.
3. Forms of proxy must be lodged with, posted or faxed to, the transfer secretaries registered office: 5th floor, 11, Diagonal Street, Johannesburg, (PO Box 4844, Johannesburg, 2000) or +27 11 834 4398, or the Company s registered office:
   68 Wierda Road East, 1st Floor, Block B, Sandton, 2196 (PO Box 652157, Benmore, 2010)
   or fax: +27 11 783 4789 to be received by no later than 11:00 on Friday, 21 July 2006.
4. The completion and lodging of this form of proxy by shareholders holding certificated shares, CSDP s nominee companies, brokers nominee companies and shareholders who have dematerialised their shares and elected own-name registration, will not preclude the relevant shareholder from attending the general meeting of shareholders and speaking and voting in person thereat to the exclusion of any proxy appointed in terms thereof.
5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity (such as power of attorney or other written authority) must be attached to this form of proxy unless previously recorded by Merafe Resources Limited.
6. Any alteration or correction made to this form of proxy must be initialled by the signatory(ies).
7. On a show of hands, every shareholder shall have only one vote, irrespective of the number of share/s he/she holds or represents, provided that a proxy shall, irrespective of the number of shareholders he/she represents, have only one vote.
8. On a poll, every shareholder present in person or represented by proxy shall have one vote for every Merafe share held by such shareholder.
9. A resolution put to the vote shall be decided on a show of hands unless, before or on the declaration of the results of the show of hands, a poll shall be demanded by any person entitled to vote at the meeting.
10. If a poll is demanded, the resolution put to the vote shall be decided on a poll.



MERAFE

RESOURCES

Merafe Resources Limited
(Incorporated in the Republic of South Africa)
(Registration number 1987/003452/06)
("Merafe" or "the Company")
Share Code: MRF ISIN: ZAE 000060000

Reviewed results for the twelve months ended 31 December 2005

GROUP ABRIDGED INCOME STATEMENT

	12 months to 31 December 2005 Reviewed R'000	9 months to 31 December 2004 Audited R'000
Revenue	614,582	502,389
EBITDA	118,162	38,540
Depreciation	(8,987)	(231)
Net financing costs	(35,652)	(17,585)
Profit before taxation	73,523	20,724
Dividends on preference shares	(23,231)	-
STC	(8,585)	-
Net profit after tax	41,707	20,724
Earnings per share (cents)	3.05	1.67
Headline earnings per share (cents)	3.05	1.67
Ordinary shares in issue	2,247,157,480	1,237,917,513
Weighted average shares for period	1,365,433,165	1,236,670,723

GROUP ABRIDGED BALANCE SHEET

	12 months to 31 December 2005 Reviewed R'000	9 months to 31 December 2004 Audited R'000
ASSETS		
NON CURRENT ASSETS	1,330,840	740,826
Options, mineral and participation rights	258	258
Property, plant and equipment	1,330,236	740,222
Investments	346	346
CURRENT ASSETS	692,500	486,790
Available-for-sale bonds	-	6,062
Financial asset	-	1,752
Inventories	334,309	237,210
Trade and other receivables	281,449	189,486
Bank and cash	76,742	53,720
TOTAL ASSETS	2,023,340	1,227,616
EQUITY AND LIABILITIES		
CAPITAL AND RESERVES	904,867	319,029
Share capital	22,474	12,379
Share premium	1,091,743	537,035
Equity-settled share-based payment	2,510	1,545
Fair value reserve	-	1,637
Accumulated loss	(211,860)	(233,567)
NON-CURRENT LIABILITIES		
Long-term borrowings	2,357	395,990
Long-term borrowings – Preference shares	322,476	-
CURRENT LIABILITIES	793,640	512,597
Trade and other payables	254,909	412,078
Provisions	33,385	21,817
Current portion of long-term borrowings	331,177	54,669
Bank overdraft	174,169	24,033
TOTAL EQUITY AND LIABILITIES	2,023,340	1,227,616

STATEMENT OF CHANGES IN EQUITY

	12 months to 31 December 2005 Reviewed R'000	9 months to 31 December 2004 Audited R'000
Share capital – Ordinary shares	22,474	12,379
Balance at beginning of period	12,379	11,957
New shares issued during period	10,095	422
Share premium – Ordinary shares	1,091,743	537,035
Balance at beginning of period	537,035	507,217
Premium on new shares issued during the period	554,708	29,818
Equity-settled share-based payment	2,510	1,545
Balance at beginning of period	1,545	849
Share-based payment	965	696
Accumulated loss	(211,860)	(233,567)
Balance at beginning of period	(253,567)	(254,594)
Prior year adjustment	-	(2,307)
Net profit for the period	41,707	20,724
Fair value reserve	-	1,637
BALANCE AT END OF PERIOD	904,867	319,029

GROUP ABRIDGED CASH FLOW STATEMENT

	12 months to 31 December 2005 Reviewed R'000	9 months to 31 December 2004 Audited R'000
Cash generated by operations	(146,160)	33,203
Interest cost	(32,666)	(42,210)
Interest received	3,014	3,634
Cash flows from operating activities	(175,812)	(570)
Cash flows from investing activities	(597,030)	(21,414)
Cash flows from financing activities	657,290	58,921
Net (decrease)/increase in cash and cash equivalents	(115,514)	37,131
Cash and cash equivalents at beginning of period	28,187	(8,944)
Cash and cash equivalents at end of period	(87,327)	28,187

COMMENTARY

Basis of preparation
In compliance with the Listings Requirements of the JSE Limited, ("the JSE") Merafe has prepared its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") for the twelve months ended 31 December 2005. The accounting policies adopted are consistent with those applied in the annual financial statements for the period ended 31 December 2004, except for the changes noted under the heading "First-time adoption of IFRS".

The major effect on Merafe's financial statements of adopting IFRS, relates to the changes to the accounting policy for property, plant and equipment and share-based payments.

The effects of the first-time adoption of IFRS are detailed below under the heading "First time adoption of IFRS".

Review of results
The reviewed results of the Company as set out above, have been reviewed by the Company's auditors, KPMG Inc, as required by the JSE. Their review report is available for inspection at the Company's registered address.

Merafe's current source of income is generated from its chrome venture with Xstrata SA (Proprietary) Limited ("the Xstrata-Merafe Chrome Venture"), which became effective on 1 July 2004 and reinforced the merged entity then as the market leader with a total managed capacity of 1.33 million tonnes of ferrochrome per annum. Merafe shared in 11% of the earnings before interest, tax, depreciation and amortisation ("EBITDA") from the Xstrata-Merafe Chrome Venture until 30 June 2005. Merafe's share of the EBITDA from the Xstrata-Merafe Chrome Venture increased to 14% from 1 July 2005. Following the Wonderkop acquisition, as described below, Merafe's share of the EBITDA increased by a further 3% to 17% and the managed capacity to 1.58 million tonnes from 16 November 2005. The 17% share of EBITDA will increase to 20.5% from 1 July 2006. With Project Lion being commissioned in the third quarter of 2006, the total managed capacity of the Xstrata-Merafe Chrome Venture will increase to 1.82 million tonnes.

The following table provides an analysis of the EBITDA of Merafe for the two 6 month comparative periods.

	6 months to 30-6-2005 R'000	6 months to 31-12-2005 R'000	12 months to 31-12-2005 R'000
Revenue	298,088	316,494	614,582
EBITDA – Chrome Venture	75,304	62,560	137,864
Transaction costs *	(2,000)	(10,273)	(12,273)
Corporate costs	(7,000)	(9,427)	(16,427)
EBITDA – Merafe	67,304	42,858	110,162
Attributable saleable production (kt)	64,861	77,156	142,017

* – transaction costs and advisory fees relating to the acquisition of the Wonderkop JV and the Capital Raising referred to below.

Whilst net profit after tax increased by R21 million year on year, the second half results were disappointing after the positive first six months. This was as a result of a 13% decline in the ferrochrome price and the Rand strengthening by 5% against the US$ over the six-month period as well as standing charges from the temporary closure of furnaces.

During the last twelve months, R85 million of the redeemable preference shares were redeemed, reducing the balance at year-end to R322 million.

Review of operations
Operating conditions benefited during the year from improved performance at the Rustenburg pelletising plant, the increased availability of Outokumpu pellets from the Boshoek plant and reduced overall raw material requirements through better efficiencies from higher pellet availabilities. Following routine maintenance work, the two furnaces at the Wonderkop JV have remained suspended in light of prevailing market conditions and to improve the distribution of agglomerated ores across the chrome operations. In addition, a further five furnaces are being temporarily suspended, comprising two furnaces at Wonderkop, two furnaces at Rustenburg and one furnace at Boshoek, and will be returned to production according to market conditions.

In June 2005, further suspensions were announced at seven of the Xstrata-Merafe Chrome Venture furnaces to perform planned maintenance during the winter months when energy costs are elevated. All seven furnaces were brought back into operation during the third quarter. The standing charges attributable to Merafe due to the temporary closure of these furnaces were R10.3 million.

Modifications were made in 2005 to the Boshoek furnaces as part of the refurbishment undertaken during the winter shutdown. Using the combined expertise within Xstrata and Merafe, the modifications produced excellent results: the two Boshoek furnaces are currently operating with great stability, production volumes have increased and operating costs have been significantly reduced.

Operating costs were well contained in 2005 despite lower production volumes. Unit costs fell by R45 per tonne in real terms (excluding standing charges) compared to 2004 due to lower coke prices, mechanical improvements at the Boshoek furnaces and improved furnace efficiencies resulting from higher pellet availabilities.

Mining operations improved during 2005. Higher underground production volumes from the Kroondal mine, especially after the acquisition of the Marikana reserves announced in July 2005, enabled the lower quality opencast operations at Kroondal and Boshoek to be scaled down by 200,000 tonnes of run-of-mine production.

The Horizon mine was placed on a short shutdown during 2005 with the objective of improving yields and production costs and was recommissioned in December 2005. The Thorncliffe mine in the East remained the best performing and lowest cost chrome ore mine in the group in 2005. The Thorncliffe mining complex is being expanded with the development of the Helena mine to supply ore to the new Lion ferrochrome smelter.

Market review
The first half of 2005 was characterised by strong growth in stainless steel melt, which accounts for approximately 80% of global ferrochrome consumption, and in ferrochrome demand. As a result, ferrochrome prices rose to 78¢ per pound in Q2 2005. In the second half, stainless steel stocks began to build, particularly in China, as high nickel prices impacted demand for stainless steel, leading to a slow-down in stainless steel melt production. While globally, stainless steel melt production in 2005 continued at a similar level to the previous year In Europe, stainless steel melt declined by an estimated 4.6% to 8.3 million tonnes in 2005. Production of stainless steel melt also fell in the United States by 7%, in Taiwan, down by 4%, and in Japan, where production declined by 2.5% year-on-year. China was the exception, experiencing significant growth of 33% to around 3.7 million tonnes.

Demand for ferrochrome continued to grow year-on-year, albeit at a slower rate than in the first half of the year, by around 3.6%, bringing global demand to 5.7 million tonnes, up from 5.5 million tonnes in 2004, primarily due to increased production of ferritic grade stainless steel.

As the correction in stainless steel melt production translated into lower ferrochrome demand in the second half of 2005, ferrochrome prices came under pressure, with the base price reducing by 5c in each quarter to end the year at 69c per pound.

Relatively weak stainless steel melt production continued into the first quarter of 2006 resulting in further downward pressure on prices; in the first quarter the base price reduced by a further 5c to 63c per pound which will place South African ferrochrome producers under pressure. However, a recovery in the second half of 2006 is expected as both stainless steel melt production and ferrochrome demand gain momentum, with China again anticipated to drive this growth.

Wonderkop acquisition
With effect from 16 November 2005, Merafe acquired a 50% participation interest in the Wonderkop Joint Venture, a 50% interest in the Kroondal resources and a 20% interest in the Marikana resources from Samancor Holdings (Proprietary) Limited for a purchase consideration of R331.7 million.

These assets now form part of the Xstrata-Merafe Chrome Venture which resulted in Merafe increasing its share of EBITDA by 3% to 17% from 16 November 2005.

Project Lion
The first stage of Project Lion, a 300,000 tonnes per annum smelting complex in the Mpumalanga province, is currently under construction following ground clearing which commenced during December 2004. The project utilises 'Xstrata Alloys' proprietary Premus technology, which will deliver significant production cost savings compared to alternative ferrochrome production technologies.

Project Lion was awarded a substantial grant by the South African Department of Trade and Industry in 2005 in recognition of the project's contribution to the sustainable development of the surrounding area. This is a result of the project's beneficial impact on local communities in the form of direct and indirect employment, training schemes, and specific social development programmes selected, as well as the associated improved infrastructure that will benefit local communities and surrounding industries.

The project has encountered some external difficulties, in particular the quality of the kiln riding rings and roller support castings and difficult ground conditions. Despite these challenges, the project is on track to commission on time and within budget during the third quarter of 2006. The Helena mine development also remains within the project timing schedule and budget, with chrome ore already being brought to surface.

Capital raising
In November 2005, Merafe successfully raised R554 million in equity and R300 million in debt funding to fund the Wonderkop acquisition as well as to fund Merafe's 20.5% participation in Project Lion.

Dividend
No ordinary dividend has been declared by the directors of Merafe for the twelve months ended 31 December 2005.

First time adoption of IFRS
The date of transition to IFRS for Merafe is 1 April 2004 and therefore as required by IFRS 1, Merafe's opening balance sheet at 1 April 2004 has been restated to reflect all existing IFRS statements expected to be applicable at 31 December 2005. Merafe has adopted the following transitional arrangements:

Share-based payments
Merafe has applied the provisions of IFRS 2, share-based payments, except for share options granted before 7 November 2002 or to share options granted after that date but which had vested prior to 1 January 2005.

Previously, share options granted to employees did not result in any expense to Merafe, other than a dilution in earnings per share when the shares were issued. In accordance with the requirements of IFRS 2, Merafe has recognised an expense in the income statement, with a corresponding credit to equity. The fair value at the date of granting the options is charged to income over the relevant option vesting periods, adjusting to reflect actual and expected levels of vesting.

Property, plant and equipment
Merafe has applied the provisions of IAS 16 – Property, Plant and Equipment which requires that the Company provide an annual review and assessment of the useful life of its assets, depreciation method and residual values at the end of each financial year and adjusts depreciation charges accordingly. Thus the depreciable amount of property, plant and equipment is its cost less its residual value. Where items of property, plant and equipment comprise individual components for which different depreciation methods are appropriate, each component is accounted for separately.

Previously, individual components were not always separately identified and no residual value was used in determining the depreciable amount of the component.

The effect of the above adjustments on accumulated loss on an annual basis is as follows:

	Rand
Accumulated loss – 31 March 2004 – "SA GAAP"	(316,740,022)
IFRS adjustments:	
– Share-based payments	(848,577)
– Property, plant & equipment	43,298,239
Accumulated loss – 31 March 2004 – "IFRS"	(274,290,420)
Net profit after tax – 31 Dec 2004 – "SA GAAP"	5,547,730
IFRS adjustments:	
– Share-based payments	(696,036)
– Property, plant & equipment	15,871,826
Accumulated loss – 31 Dec 2004 – "IFRS"	(253,566,900)

The effect of the above adjustments on net profit after tax is as follows:

	Nine months to 31 Dec 2004 Rand
Net profit after tax – "SA GAAP"	5,547,730
IFRS adjustments:	
– Share-based payments	(696,036)
– Property, plant & equipment	15,871,826
Net profit after tax – "IFRS"	20,723,520

Future prospects
The 19% decline in the ferrochrome base price from 78¢ per pound in Quarter 2, 2005, to 63¢ per pound in Quarter 1, 2006, coupled with the Rand strengthening by 12% against the US$ during the same period will place severe downward pressure on the EBITDA from the Xstrata-Merafe Chrome Venture in the first half of 2006. After accounting for corporate costs, interest, preference share dividends and depreciation and assuming current Rand:US$ exchange rates, the Company is expected to make a loss for the 6 months to 30 June 2006. However, a recovery in the second half is expected as both stainless steel melt production and ferrochrome demand gain momentum, with China again anticipated to drive the growth.

Having consolidated and grown the Company's ferrochrome business during the year under review, the board intends giving effect to the Company's previously announced diversification strategy in the year ahead.

Changes to board
As announced on SENS during the year in review, Mr Andre Uebber, Mr Fohner Meyer and Dr Todor Vlajcic resigned from the board and Ms Zanele Matlala, Ms Lebogang Mogotsi and Mr Guy Clarke were appointed to the board.

Interim results
The results for the six months ending 30 June 2006 will be published on SENS at around 07h30 on 2 August 2006 and in the press on 3 August 2006.

Chris Molefe
Non-Executive Chairman

Steve Phiri
Chief Executive Officer

Johannesburg
2 March 2006

Sponsor



Corporate & Merchant Bank
Corporate Finance
A division of ABSA Bank Limited
Reg No 1986/004794/06


END